Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hesai Group, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Hesai Group
禾 賽 科 技 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

(1) PROPOSED RE-DESIGNATION OF AUTHORIZED SHARE CAPITAL;

(2) PROPOSED AMENDMENT OF THE MEMORANDUM AND
ARTICLES OF ASSOCIATION;

(3) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES AND/OR ADSs;

AND
(4) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs

A letter from the Board is set out on pages 6 to 17 of this circular.

The Class A Meeting, the Class B Meeting and the EGM will be held at No. 28, Ciyun Road, Yancheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, People’s Republic of China on March 3, 2026. The Class A Meeting will commence at 1:30 p.m. (Beijing time); the Class B Meeting will commence at 2:00 p.m. (Beijing time), or shortly after the Class A Meeting is concluded; and the EGM will commence at 3:00 p.m. (Beijing time), or shortly after the Class B Meeting is concluded. Notices convening the above are enclosed and are published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://investor.hesaitech.com/). A form of proxy for use at each of the Class A Meeting, the Class B Meeting and the EGM is also enclosed and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://investor.hesaitech.com/).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Shares Record Date (Hong Kong time) are cordially invited to attend the Class A Meeting, the Class B Meeting and the EGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Deutsche Bank Trust Company Americas. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. For the avoidance of doubt, holders of treasury shares (if any) have no voting rights at the Company’s general meeting(s). Tricor Investor Services Limited must receive the proxy form by no later than 48 hours before the time appointed for each of the Class Meetings and the EGM on March 1, 2026 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Class Meetings and the EGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on February 19, 2026 to enable the votes attaching to the Class B Ordinary Shares represented by your ADSs to be cast at the Class B Meeting and the EGM.

January 26, 2026

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2021 Plan”	the share incentive plan adopted by our Company in June 2021, as amended from time to time

“ADS(s)”	American Depositary Shares, each representing one Class B Ordinary Share

“ADS Record Date”	February 2, 2026 (New York time)

“Amended Articles”	the proposed third amended and restated memorandum and articles of association of the Company, the forms of which, marked to show the amendments proposed to be made to the Articles, are set out in Appendix I to this circular

“Articles” or “Articles of Association”	the second amended and restated articles of association of the Company adopted by a special resolutions of the shareholders of the Company on January 28, 2023 and effective on February 13, 2023, a summary of which is set out in “Summary of the Constitution of the Company and Cayman Company Law” in Appendix III to the Prospectus

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“CCASS”	Central Clearing and Settlement System, a securities settlement system used within the Hong Kong Exchanges and Clearing Limited market system

“China” or “PRC”	the People’s Republic of China, and for the purposes of this document only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Class A Meeting”	the class meeting of the holders of the Class A Ordinary Shares to be convened on March 3, 2026 at 1:30 p.m. (Beijing time) to consider and, if thought fit, approve, a number of proposed amendments to the Memorandum and the Articles

DEFINITIONS

“Class A Ordinary Share(s)”	class A ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class A Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company’s general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

“Class B Meeting”	the class meeting of the holders of the Class B Ordinary Shares to be convened on March 3, 2026 at 2:00 p.m. (Beijing time), or shortly after the Class A Meeting is concluded, to consider and, if thought fit, approve, a number of proposed amendments to the Memorandum and the Articles

“Class B Ordinary Share(s)”	class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class B Ordinary Share one vote per Share on any resolution tabled at the Company’s general meetings (save for any treasury share, the holders of which have no voting rights at the Company’s general meeting)

“Class-based Resolution”	a resolution to incorporate into the Articles Rules 8A.09, 8A.13, 8A.14, 8A.15, 8A.16, 8A.17, 8A.18(1), 8A.18(2), 8A.19, 8A.22, 8A.23 and 8A.24 of the Hong Kong Listing Rules

“Class Meetings”	Class A Meeting and Class B Meeting

“Company”	Hesai Group, an exempted company with limited liability incorporated in the Cayman Islands on April 21, 2021

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Depositary”	Deutsche Bank Trust Company Americas, the depositary of our ADSs

“Directors”	the director(s) of the Company from time to time

DEFINITIONS

“EGM”	the extraordinary general meeting of the Company to be convened on March 3, 2026 at 3:00 p.m. (Beijing time), or shortly after the Class B Meeting is concluded, to consider and, if thought fit, approve, among other things, the proposed re-designation of the authorized share capital of the Company, the proposed amendment of the Memorandum and the Articles, the Issuance and Resale Mandate and the Repurchase Mandate

“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“HKSCC”	The Hong Kong Securities Clearing Company Limited

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Issuance and Resale Mandate”	a general mandate proposed to be granted to the Directors to allot, issue or deal with additional Class B Ordinary Shares and/or Class B Ordinary Shares underlying ADSs (including any sale or transfer of treasury shares) not exceeding 20% of the total number of issued Shares (excluding any treasury shares) as of the date of passing of the relevant ordinary resolution

“Latest Practicable Date”	January 20, 2026, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing”	the listing of the Class B Ordinary Shares on the Main Board of the Stock Exchange on September 16, 2025

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Memorandum” or “Memorandum of Association”	the second amended and restated memorandum of association of the Company adopted by a special resolutions of the shareholders of the Company passed on January 28, 2023 and effective on February 13, 2023, a summary of which is set out in “Summary of the Constitution of the Company and Cayman Company Law” in Appendix III to the Prospectus

DEFINITIONS

“Non-class-based Resolution”	a resolution to incorporate into the Articles the Unmet Articles Requirements (as defined on page 7 of this circular) not covered by the Class-based Resolution and the Forum Selection Clarification (as defined on pages 9-10 of this circular)

“Prospectus”	the prospectus of the Company dated September 8, 2025 in connection with the Listing

“Repurchase Mandate”	has the meaning ascribed to it in the section headed “5. Proposed Grant of General Mandate to Repurchase Shares and/or ADSs” on page II-1 of this circular

“Reserved Matters”	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Amended Articles, being: (i) any amendment to the Memorandum or the Articles, including the variation of the rights attached to any class of Shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“Shares Record Date”	February 2, 2026 (Hong Kong time)

“Shareholders”	holder(s) of the Share(s)

“Shares”	the Class A Ordinary Shares and the Class B Ordinary Shares in the share capital of the Company, as the context so requires

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“Takeovers Code”	the Code on Takeovers and Mergers approved by the Securities and Futures Commission of Hong Kong as amended from time to time

“treasury shares”	has the meaning ascribed to it under the Listing Rules

“US$”	U.S. dollars, the lawful currency of the United States

DEFINITIONS

“weighted voting right(s)”	has the meaning ascribed to it in the Listing Rules

“WVR Beneficiaries” each a “WVR Beneficiary”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Dr. Yifan Li, Dr. Kai Sun, and Mr. Shaoqing Xiang, being the holders of the Class A Ordinary Shares, entitling to weighted voting rights, details of which are set out in the section headed “Share Capital” in the Prospectus

“WVR Structure”	has the meaning ascribed to it in the Listing Rules

“%”	per cent

LETTER FROM THE BOARD

Hesai Group

禾賽科技 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

Executive Directors:	Registered Office:
Dr. LI Yifan (Chairman)	PO Box 309
Dr. SUN Kai	Ugland House
Mr. XIANG Shaoqing	Grand Cayman KY1-1104
Ms. YANG Cailian	Cayman Islands

Independent Non-executive Directors:	Head Office and Principal Place
Ms. ZHANG Yi	of Business in China:
Mr. REN Jia	10th Floor, Building A
Dr. WANG Hui	No. 658 Zhaohua Road
Changning District
Shanghai 200050
People’s Republic of China

Principal Place of Business
in Hong Kong:
Room 1922, 19/F,
Lee Garden One
33 Hysan Avenue
Causeway Bay
Hong Kong

January 26, 2026

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED RE-DESIGNATION OF AUTHORIZED SHARE

CAPITAL;

(2) PROPOSED AMENDMENT OF THE MEMORANDUM AND

ARTICLES OF ASSOCIATION;

(3) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

AND/OR ADSs;

AND

(4) PROPOSED GRANT OF GENERAL MANDATE TO

REPURCHASE SHARES AND/OR ADSs

1.	INTRODUCTION

On behalf of the Board, I would like to invite you to attend the Class A Meeting, the Class B Meeting and the EGM (as applicable to you) to be held at No. 28, Ciyun Road, Yancheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, People’s Republic of China on March 3, 2026. The Class A Meeting will commence at 1:30 p.m. (Beijing time); the Class B Meeting will commence at 2:00 p.m. (Beijing time), or shortly after the Class A Meeting is concluded; and the EGM will commence at 3:00 p.m (Beijing time), or shortly after the Class B Meeting is concluded.

LETTER FROM THE BOARD

The purpose of this circular is to give you notice of the Class A Meeting, the Class B Meeting and the EGM, and to provide you with information regarding the following proposals to be put forward at the said meetings:

(a)	the proposed amendment of the Memorandum and the Articles of Association;

(b)	the proposed grant of a general mandate to issue Shares and/or ADSs; and

(c)	the proposed grant of a general mandate to repurchase Shares and/or ADSs.

2.	PROPOSED RE-DESIGNATION OF THE AUTHORIZED SHARE CAPITAL

Reference is made to the section headed “Share Capital — Authorized and issued share capital” of the Prospectus.

As disclosed in the Prospectus, in connection with the Listing, the Board has determined to re-designate the third class of shares of the Company containing 50,000,000 shares of a par value of US$0.0001 each in accordance with the Articles. An ordinary resolution for the re-designation of the 50,000,000 authorized, unissued and un-designated shares of the Company to Class B Ordinary Shares on a one-for-one basis will be proposed at the EGM, such that the authorized share capital of the Company upon passing of the proposed resolution at the EGM will be US$100,000 divided into 950,000,000 Class B Ordinary Shares and 50,000,000 Class A Ordinary Shares of par value US$0.0001 each. A copy of the Amended Articles, marked to show, among others, the consequential amendments to be made to the Articles in connection with the above discussed proposed re-designation of the authorized share capital of the Company, is set out in both Part A and Part B of Appendix I to this circular.

3.	PROPOSED AMENDMENT OF THE MEMORANDUM AND THE ARTICLES OF ASSOCIATION

Reference is made to the section headed “Waivers and Exemption – Requirements relating to the articles of association of the Company” of the Prospectus.

As disclosed in the Prospectus, in connection with the Listing, the Company applied for, and the Hong Kong Stock Exchange granted, a waiver from strict compliance with the Unmet Articles Requirements (defined below), subject to a number of conditions (the “Waiver”). As a condition for the Waiver, the Company undertook to seek Shareholders’ approval to amend its Articles to comply with the Unmet Articles Requirements at its first general meeting following the Listing, which should be convened within six months from the date of Listing. Pursuant to the said undertaking, the Company hereby convenes the EGM, the Class A Meeting and the Class B Meeting.

LETTER FROM THE BOARD

Proposed amendments to the Memorandum and the Articles

As the Company is dual primary listed on the Stock Exchange, the Articles are required to comply with Appendix A1 of the Listing Rules. Rule 8A.44 of the Listing Rules requires issuers with WVR Structures such as our Company to give force to the requirements of Rules 8A.07, 8A.09, 8A.10, 8A.13, 8A.14, 8A.15, 8A.16, 8A.17, 8A.18, 8A.19, 8A.21, 8A.22, 8A.23, 8A.24, 8A.26, 8A.27, 8A.28, 8A.29, 8A.30, 8A.31, 8A.32, 8A.33, 8A.34, 8A.35, 8A.37, 8A.38, 8A.39, 8A.40 and 8A.41 by incorporating them into their articles of association or equivalent document (together with the requirements under Appendix A1 to the Listing Rules, the “Listing Rules Articles Requirements”).

The Company’s existing Articles do not comply with some of the Listing Rules Articles Requirements, namely, (i) paragraphs 4(2)-(3), 14(1)-(5), 15, 16, 17, 18, 20 and 21 of Appendix A1 to the Listing Rules, and (ii) Rules 8A.09, 8A.13 to 8A.19, 8A.22 to 8A.24, 8A.26 to 8A.35 and 8A.37 to 8A.41 of the Listing Rules (together, the “Unmet Listing Rules Articles Requirements”). The Company will seek shareholders’ approval to incorporate the Unmet Listing Rules Articles Requirements into its Articles at the EGM, which is the first general meeting to be convened after the Listing (the “Post-Listing GM”).

To further enhance its shareholder protection measures, the Company will at the EGM propose to its Shareholders the following amendments to its existing Articles: (a) lowering the quorum of general meeting (which is not a class meeting) from one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting in the Company as currently provided for under article 66 in the Company’s Articles to 10% of all votes attaching to all shares in issue and entitled to vote at such general meeting in the Company (on a one vote per share basis) (the “Quorum Requirement”); (b) where a general meeting is postponed by the directors pursuant to article 72 of the existing Articles, requiring such meeting to be postponed to a specific date, time and place (the “GM Postponement Requirement”); and (c) removing the Directors’ discretion to, for the purpose of variation of rights attached to any class of shares, treat all the classes or any two or more classes as forming one class if they consider that all such classes would be affected in the same way by the proposals under consideration under article 18 of the existing Articles, as well as the Directors’ powers to authorize the division of Shares into any number of classes and to determine the relative rights and obligations as between the different classes and to issue such shares with preferred or other rights that may be greater than the rights of the Class B Ordinary Shares under article 9 of the existing Articles as well as making the Directors’ powers to issue preferred shares under article 9 of the existing Articles to be subject to the Articles, compliance with the Listing Rules and the Takeovers Code and the conditions that (x) no new class of shares with voting rights superior to those of Class B Ordinary Shares will be created and (y) any variations in the relative rights as between the different Classes will not result in creating new class of shares with voting rights superior to those of Class B Ordinary Shares (“Amendment of Directors’ Class Right Related Powers”, together with the Unmet Listing Rules Articles Requirements, the Quorum Requirement, and the GM Postponement Requirement, the “Unmet Articles Requirements”).

LETTER FROM THE BOARD

At the EGM, the Company will also propose amendments to the existing Articles to clarify that (i) the Company, its Shareholders, Directors and officers agree to submit to the jurisdiction of the courts of the Cayman Islands and Hong Kong, to the exclusion of other jurisdictions, for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a fiduciary duty owed by any Director, officer, or other employee of the Company to the Company or the Shareholders, any action asserting a claim arising pursuant to any provision of the Cayman Companies Act or the Articles, or any action asserting a claim against the Company which if brought in the United States would be a claim arising under the internal affairs doctrine; and (ii) the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company (the “Forum Selection Clarification”).

As advised by the Company’s legal advisor as to Cayman Islands laws, the incorporation of the following Unmet Articles Requirements will require approvals of both holders of Class A Ordinary Shares and holders of Class B Ordinary Shares in separate class meetings at the EGM in accordance with the Company’s existing Articles because these requirements would materially adversely vary the rights attached to Class B Ordinary Shares and Class A Ordinary Shares respectively: Rules 8A.09, 8A.13, 8A.14, 8A.15, 8A.16, 8A.17, 8A.18(1), 8A.18(2), 8A.19, 8A.22, 8A.23 and 8A.24 of the Listing Rules – a resolution to incorporate these Unmet Articles Requirements (the “Class-based Resolution”) will need to be approved at the separate class meetings of holders of Class A Ordinary Shares (the “Class A Meeting”) and of Class B Ordinary Shares (the “Class B Meeting”).

A copy of the Amended Articles, marked to show all the above discussed amendments proposed to be made to the Articles (i.e. if the Class-based Resolution and the Non-class-based Resolution (defined below) are both approved), is set out in Part A of Appendix I to this circular. The Amended Articles is written in English. The Chinese translation of the Amended Articles is for reference only and in case there are any inconsistencies between the English version and the Chinese version, the English version shall prevail.

Quorum and voting

The quorum for the Class A Meeting or Class B Meeting shall be one or more persons holding or representing by proxy at least one-third in nominal or par value amount of the respective issued Class A Ordinary Shares or Class B Ordinary Shares, respectively, in accordance with article 18 of the Company’s existing Articles. The Class-based Resolution requires approval by an ordinary resolution passed by a simple majority of the votes cast by both holders of Class A Ordinary Shares and holders of Class B Ordinary Shares, voting in person or by proxy at a Class A Meeting and Class B Meeting, separately pursuant to article 18 of the Company’s existing Articles.

LETTER FROM THE BOARD

If the Class-based Resolution is passed at both the Class A Meeting and Class B Meeting, at the full Shareholders’ meeting where all Shareholders may vote as a single class (the “Full Shareholders’ Meeting”), the Shareholders will be asked to vote on the Class-based Resolution and another resolution to incorporate into the Company’s Articles the Unmet Articles Requirements not covered by the Class-based Resolution and the Forum Selection Clarification (the “Non-class-based Resolution”). The quorum for the Full Shareholders’ Meeting will be members holding Shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all Shares in issue and entitled to vote present in person or by proxy, or, if a corporate or other non-natural person, by its duly authorized representative, pursuant to article 66 of the Company’s existing Articles. At the Full Shareholders’ Meeting, each of the Class-based Resolution and the Non-class-based Resolution will require approval by special resolution passed by not less than two-thirds of the votes cast by such Shareholders as, being entitled to do so, votes in person or by proxy or, in the case of corporations, by their duly authorized representatives, in accordance with article 87 of the Company’s existing Articles.

If the Class-based Resolution is not approved at either the Class A Meeting or Class B Meeting, then the shareholders at the Full Shareholders’ Meeting will only be asked to vote on the Non-class-based Resolution.

A copy of the Amended Articles, marked to show the proposed amendments if the Class-based Resolution is not approved and only the Non-class-based Resolution is approved, is set out in Part B of Appendix I to this circular.

Conditions for the Waiver

The conditions for the Waiver, which have previously been disclosed in the section headed “Waivers and Exemption – Requirements relating to the articles of association of the Company” of the Prospectus, are set out below in full for your reference:

(1)	the Company has irrevocably undertaken to the Stock Exchange to convene the Post-Listing GM within six months from the date of Listing;

(2)	at the Post-Listing GM, the Company will put forth: (i) the Class-based Resolution at the Class A Meeting and the Class B Meeting; and (ii) the Class-based Resolution (if adopted at the Class A Meeting and Class B Meeting) and the Non-class-based Resolution at the Full Shareholders’ Meeting (together, the “Proposed Resolutions”) to amend its Articles to comply with the Unmet Articles Requirements;

(3)	each of Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang (the “Undertaking Shareholders”) has irrevocably undertaken to the Company to be present at the Post-Listing GM (whether in person or by proxy) and at any general meeting that may be convened after the Listing and until all the Proposed Resolutions are approved by the Shareholders, and to vote in favor of the Proposed Resolutions;

LETTER FROM THE BOARD

(4)	if any of the Proposed Resolutions are not passed at the Post-Listing GM, until they are all approved by the Shareholders, the Company has irrevocably undertaken to the Stock Exchange to put forth the Proposed Resolutions that have not been passed at each subsequent annual general meeting. The Undertaking Shareholders have irrevocably undertaken to the Company to continue to be present (whether in person or by proxy) and vote in favor of the Proposed Resolutions at each subsequent general meeting at which the Company puts forth such Proposed Resolutions until all Proposed Resolutions are approved by the Shareholders;

(5)	each of Lightspeed China Partners III, L.P., Lightspeed China Partners Select I, L.P., Guangyi HS Holding Limited, Shanghai Ziyue Enterprise Management Consulting Partnership (Limited Partnership), Fast Pace Limited, Lighthouse Blossom Limited, Hangzhou Yuanzhan Huayao Venture Capital LL.P., Shanghai Wenqian Enterprise Management Center L.P., Yuanzhan Equity Investment Management (Shanghai) Co., Ltd., Solid Bit Hong Kong Limited, CPandar Investment Limited, Qiming Venture Partners VI, L.P., Qiming Managing Directors Fund VI, L.P., Forward Sight Holdings Limited, Chuang Zhi Limited, Pagoda Innovation Partners L.P., Zhuhai Hengqin Ruishi Growth Venture Capital Fund LL.P., ON Semiconductor Benelux B.V., PANGU VC INC and Forward Captain Limited (the “Supporting Shareholders”) has irrevocably undertaken to the Company to, and if any Class B Ordinary Share is held by intermediaries or controlled by it, procure such intermediaries to, be present at the Class B Meeting and the Full Shareholders’ Meeting (whether in person or by proxy) and to vote in favor of the Proposed Resolutions and that, if any of the Proposed Resolutions are not passed at the Post-Listing GM, until they are all approved, the Supporting Shareholders or the said intermediaries will continue to attend (whether in person or by proxy) each subsequent class meeting of the holders of the Class B Ordinary Shares and general meeting at which the Company puts forth the Proposed Resolutions and vote in favor of such Proposed Resolutions;

(6)	the Company will issue a press release announcing its support publicly for the Proposed Resolutions each year after the Listing until all the Proposed Resolutions are adopted;

LETTER FROM THE BOARD

(7)	the Company, the Undertaking Shareholders and each of the other Directors in their individual capacity as a Director of the Company have irrevocably undertaken to the Stock Exchange that it will comply with the Unmet Listing Rules Articles Requirements, the GM Postponement Requirement, the Amendment of Directors’ Class Right Related Powers and the Forum Selection Clarification in full (the “Undertaking for Interim Compliance”) upon the Listing and before its existing Articles are formally amended to incorporate the Unmet Articles Requirements, except for:

•	paragraph 15 of Appendix A1 to the Listing Rules, such that, prior to the Company’s Articles being amended, the threshold for passing a resolution in a separate class meeting will be approval by a simple majority of the votes cast by the issued shares of that class pursuant to article 18 of the Company’s existing Articles;

•	paragraph 16 of Appendix A1 to the Listing Rules, such that, prior to the Company’s Articles being amended, the threshold for passing a special resolution for amendments to the Company’s existing Articles will be approval by members holding not less than two-thirds of the voting rights of those present and voting in person or by proxy at the general meeting in accordance with article 160 of the Company’s existing Articles; and

•	Rules 8A.24(1) and (2) of the Listing Rules, such that, prior to the Company’s Articles being amended, weighted voting rights will apply in connection with passing the Proposed Resolutions.

For the avoidance of doubt, the above exceptions are only applicable to the passing of the Proposed Resolutions, and the Company shall irrevocably undertake to the Stock Exchange to comply with paragraphs 15 and 16 of Appendix A1 and Rules 8A.24(1) and (2) of the Listing Rules for passing any resolution at a separate class meeting and any special resolution after the Listing (other than the Proposed Resolutions) under the Undertaking for Interim Compliance, and if any of the Class-based Resolution is not passed at the Post-Listing GM, the Undertaking for Interim Compliance will remain valid until the Class-based Resolution is passed;

(8)	each of the Undertaking Shareholders has irrevocably undertaken to the Company and the Stock Exchange that he will procure the Company to give effect to the Undertaking for Interim Compliance upon the Listing and before its existing Articles are formally amended;

(9)	each of the WVR Beneficiaries has irrevocably undertaken to the Company and the Stock Exchange that:

(i)	in the event any Class A Ordinary Share is to be transferred to an affiliate (as defined in the existing Articles) of any WVR Beneficiary that is not a director holding vehicle after the Listing but before the existing Articles are formally amended, it will convert such Class A Ordinary Shares into Class B Ordinary Shares by delivering a written notice to the Company in accordance with the existing Articles and only transfer the resultant Class B Ordinary Shares to such affiliate;

(ii)	after the Listing but before the existing Articles are formally amended, he will not effect any change in his holding structure of any Class A Ordinary Shares unless and until the Stock Exchange has approved such change; and

LETTER FROM THE BOARD

(iii)	he will procure the intermediary(ies) held or controlled by him to, prior to the Listing, deliver a written conversion notice to the Company in accordance with article 13 of the existing Articles that (a) all of the Class A Ordinary Shares it/they hold(s) shall be converted to Class B Ordinary Shares on a one-for-one basis immediately upon any event listed in Rule 8A.17 and Rule 8A.18 of the Listing Rules occurring after the Listing and before the existing Articles are formally amended, and (b) to the extent there is any voluntary or involuntary transfer of legal title to or beneficial ownership of any Class A Ordinary Shares (e.g. upon or as a result of foreclosure of share pledge) to an entity that is not a director holding vehicle after the Listing and before the existing Articles are formally amended, the Class A Ordinary Shares subject to the transfer shall be converted to Class B Ordinary Shares on a one-for-one basis; such conversion notice shall expire immediately upon the existing Articles are formally amended.

A director holding vehicle, for the purpose of the above paragraph, means (a) a partnership of which any WVR Beneficiary is a partner and the terms of which must expressly specify that the voting rights attached to any and all of the Class A Ordinary Shares held by such partnership are solely dictated by a WVR Beneficiary; (b) a trust of which a WVR Beneficiary is a beneficiary and that meets the following conditions: (i) a WVR Beneficiary must in substance retain an element of control of the trust and any immediate holding companies of, or, if not permitted in the relevant tax jurisdiction, retain a beneficial interest in any and all of the Class A Ordinary Shares held by such trust; and (ii) the purpose of the trust must be for estate planning and/or tax planning purposes; or (c) a private company or other vehicle wholly-owned and wholly controlled by a WVR Beneficiary or by a trust referred to in paragraph (b) above; and

(10)	the Company remains listed on Nasdaq.

The Company’s legal advisor as to the laws of the Cayman Islands confirms that the Undertaking for Interim Compliance will not violate the Articles or laws and regulations of the Cayman Islands, and the Company confirms that, having consulted its other legal advisors, the Undertaking for Interim Compliance will also not violate other laws and regulations applicable to the Company.

Each of the Undertaking Shareholders acknowledged and agreed that our Shareholders may rely on the undertakings described in paragraphs (3), (4), (7), (8) and (9) above (the “Shareholders’ Articles Undertaking”) in acquiring and holding their Shares and that such undertakings are intended to confer a benefit on the Company and all existing and future Shareholders and may be enforced by the Company and/or any such Shareholder against the WVR Beneficiaries.

LETTER FROM THE BOARD

The Shareholders’ Articles Undertaking in paragraphs (3), (4), (7), (8) and (9) above shall automatically terminate upon the earliest of (i) the proposed amendments to the existing Articles described in this subsection headed “Waivers and Exemption – Requirements relating to the Articles of Association of the Company” have become effective, (ii) the date of delisting of the Company from the Stock Exchange, and (iii) in respect of each WVR Beneficiary, the date on which such WVR Beneficiary ceases to be a beneficiary of weighted voting rights in the Company. For the avoidance of doubt, the termination of the Shareholders’ Articles Undertaking shall not affect any rights, remedies, obligations or liabilities of the Company and/or any Shareholder and/or any Undertaking Shareholder himself that have accrued up to the date of termination, including the right to claim damages and/or apply for any injunction in respect of any breach of the Shareholders’ Articles Undertaking which existed at or before the date of termination. The Shareholders’ Articles Undertaking shall be governed by the laws of the Hong Kong and all matters, claims or disputes arising out of the Shareholders’ Articles Undertaking shall be subject to the exclusive jurisdiction of the courts of Hong Kong.

For further details and context of the proposed amendment of the Memorandum and Articles and the Waiver, please refer to the section headed “Waivers and Exemption – Requirements relating to the articles of association of the Company” of the Prospectus.

The Company’s legal advisers have confirmed that the proposed amendments to the Memorandum and the Articles, as set out in Appendix I to this circular, conform with the requirements of the Listing Rules and the Cayman Islands laws. The Company also confirms that there is nothing unusual about the proposed amendments to the Memorandum and the Articles for a company listed in Hong Kong.

4.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES AND/OR ADSs

In order to give the Company the flexibility to issue Class B Ordinary Shares and/or Class B Ordinary Shares underlying ADSs (including any sale or transfer of treasury shares) if and when appropriate, without needing to convene a general meeting for each and every such issuance, sale and/or transfer of treasury shares, an ordinary resolution will be proposed at the EGM to approve the granting of a general mandate to the Directors to allot, issue or deal with Class B Ordinary Shares and/or Class B Ordinary Shares underlying ADSs (including any sale or transfer of treasury shares) not exceeding 20% of the total number of issued Shares (excluding any treasury shares) as of the date of passing of such resolution (the “Issuance and Resale Mandate”).

As of the Latest Practicable Date, the issued share capital of the Company comprised 26,998,861 Class A Ordinary Shares and 130,143,350 Class B Ordinary Shares. The Company does not hold any treasury shares as of the Latest Practicable Date. Subject to the passing of the ordinary resolution 3 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the EGM, the Company will be allowed to issue a maximum of 31,428,442 Class B Ordinary Shares. The Directors wish to state that they have no immediate plans to issue any new Shares and/or Class B Ordinary Shares underlying ADSs (including any sale or transfer of treasury shares) pursuant to the Issuance and Resale Mandate.

LETTER FROM THE BOARD

In addition, subject to a separate approval of the ordinary resolution 5, the number of Shares and/or Shares underlying the ADSs purchased by the Company under ordinary resolution 5 will also be added to extend the Issuance and Resale Mandate as mentioned in ordinary resolution 4 provided that such additional amount shall represent up to 10% of the number of issued Shares (excluding any treasury shares) as of the date of passing the resolutions in relation to the Issuance and Resale Mandate and Repurchase Mandate (as defined below).

The Issuance and Resale Mandate (including the extended Issuance and Resale Mandate), if granted, will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Issuance and Resale Mandate (including the extended Issuance and Resale Mandate) is revoked or varied by an ordinary resolution of the Shareholders.

5.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs

In order to give the Company the flexibility to repurchase Shares (including Class B Ordinary Shares underlying ADSs) and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every such repurchase, an ordinary resolution will be proposed at the EGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase Shares (including Class B Ordinary Shares underlying ADSs) and/or ADSs representing up to 10% of the total number of issued Shares (excluding any treasury shares) as of the date of passing of such resolution (the “Repurchase Mandate”).

As of the Latest Practicable Date, the issued share capital of the Company comprised 26,998,861 Class A Ordinary Shares and 130,143,350 Class B Ordinary Shares. Subject to the passing of the ordinary resolution 4 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the EGM, the Company will be allowed to repurchase a maximum of 15,714,221 Class B Ordinary Shares. The Directors wish to state that they have no immediate plans to repurchase any Shares pursuant to the Repurchase Mandate.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix II to this circular. This explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the EGM.

The Repurchase Mandate, if granted, will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by any applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders.

LETTER FROM THE BOARD

6.	THE EGM, CLASS MEETINGS AND PROXY ARRANGEMENT

The Board considers that the above-mentioned resolutions regarding the proposed re-designation of the authorized share capital of the Company, the proposed amendment of the Memorandum and the Articles, the proposed Issuance and Resale Mandate and the Repurchase Mandate are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the EGM, the Class A Meeting and the Class B Meeting respectively.

The Class A Meeting, the Class B Meeting and the EGM will be held at No. 28, Ciyun Road, Yancheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province on March 3, 2026. The Class A Meeting will commence at 1:30 p.m. (Beijing time); the Class B Meeting will commence at 2:00 p.m. (Beijing time), or shortly after the Class A Meeting is concluded; and the EGM will commence at 3:00 p.m. (Beijing time), or shortly after the Class B Meeting is concluded.

The Notice of the EGM, Notice of the Class A Meeting and Notice of the Class B Meeting are enclosed and are published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://investor.hesaitech.com/). These notices serve as the notices of general meetings required under Rule 13.71 of the Listing Rules.

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Shares Record Date (Hong Kong time) are cordially invited to attend the Class A Meeting, the Class B Meeting and the EGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Deutsche Bank Trust Company Americas. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Tricor Investor Services Limited (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Tricor Investor Services Limited must receive the proxy form by no later than 48 hours before the time appointed for each of the Class Meetings and the EGM at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Class A Meeting, the Class B Meeting and the EGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on February 19, 2026 to enable the votes attaching to the Class B Ordinary Shares represented by your ADSs to be cast at the Class B Meeting and the EGM.

The resolutions to be proposed at the Class A Meeting, the Class B Meeting and the EGM will be voted by way of poll in accordance with the Listing Rules.

LETTER FROM THE BOARD

For the avoidance of doubt, holders of treasury shares (if any) have no voting rights at the Company’s general meeting.

7.	RECOMMENDATIONS

The Board considers that the above-mentioned resolutions regarding the proposed re-designation of authorized share capital of the Company, the proposed amendment of the Memorandum and the Articles, the proposed Issuance and Resale Mandate and the Repurchase Mandate are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the Class A Meeting, the Class B Meeting and the EGM, respectively.

8.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

By order of the Board
Hesai Group
Dr. Yifan Li
Chairman of the Board, Executive
Director and Chief Executive
Officer

APPENDIX I	THE AMENDED ARTICLES

Part A The Amended Articles if the Class-based Resolution and the Non-class-based Resolution are both approved

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~SECOND~~THIRD AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

HESAI GROUP

(adopted by a Special Resolution passed on ~~January 28, 2023~~[3 March 2026] and effective ~~immediately prior to the completion of the initial public offering of the Company’s American Depositary Shares representing its Class B Ordinary Shares~~on [3 March 2026])

1.	The name of the Company is Hesai Group.

2.	The Registered Office of the Company will be situated at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

APPENDIX I	THE AMENDED ARTICLES

7.	The authorized share capital of the Company is US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each, comprising (i) 50,000,000 Class A ordinary shares of a par value of US$0.0001 each, and (ii) ~~900,000,000~~950,000,000 Class B ordinary shares of a par value of US$0.0001 each~~, and (iii) 50,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Articles~~]. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of ~~shares~~Shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9.	Capitalized terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

APPENDIX I	THE AMENDED ARTICLES

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~SECOND~~THIRD AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

HESAI GROUP

(adopted by a Special Resolution passed on ~~January 28, 2023~~passed on [3 March 2026] and effective ~~immediately prior to the completion of the initial public offering of the Company’s American Depositary Shares representing its Class B Ordinary Shares~~on [3 March 2026])

TABLE A

The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“ADS”	means an American Depositary Share representing Class B Ordinary Shares;

APPENDIX I	THE AMENDED ARTICLES

“Affiliate”	means in respect of a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty percent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

“Articles”	means these articles of association of the Company, as amended or substituted from time to time;

“Auditor”	means the Person for the time being performing the duties of auditor of the Company (if any).

“Board” and “Board of Directors” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;

“~~Chairman~~Chairperson”	means the ~~chairman~~chairperson of the Board of Directors;

~~“~~”Class~~”~~” or ~~“~~”Classes~~”~~”	means any class or classes of Shares as may from time to time be issued by the Company;

“Class A Ordinary Share”	means an Ordinary Share of a par value of US$0.0001 in the capital of the Company, designated as a Class A Ordinary Shares and having the rights provided for in these Articles;

APPENDIX I	THE AMENDED ARTICLES

“Class B Ordinary Share”	means an Ordinary Share of a par value of US$0.0001 in the capital of the Company, designated as a Class B Ordinary Share and having the rights provided for in these Articles;

“Co-Founder(s)”	means Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang;

“Co-Founder Holding Vehicle”	means:

	a)	a partnership of which a Co-Founder is a partner and the terms of which must expressly specify that the voting rights attached to any and all of the Class A Ordinary Shares held by such partnership are solely dictated by a Co-Founder;

	b)	a trust of which a Co-Founder is a beneficiary and that meets the following conditions: (i) a Co-Founder must in substance retain an element of control of the trust and any immediate holding companies of, and retain a beneficial interest in any and all of the Class A Ordinary Shares held by such trust; and (ii) the purpose of the trust must be for estate planning and/or tax planning purposes; or

	c)	a private company or other vehicle whollyowned and wholly controlled by a Co-Founder or by a trust referred to in paragraph (b) above;

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Communication Facilities”	means technology (including without limitation video, video-conferencing, internet or online conferencing applications, telephone or teleconferencing and/or any other videocommunications, internet or online conferencing application or telecommunications facilities) by means of which all natural persons participating in a meeting are capable of hearing and being heard by each other;

APPENDIX I	THE AMENDED ARTICLES

“Company”	means Hesai Group, a Cayman Islands exempted company;

“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission in connection with its initial public offering of ADSs, or which has otherwise been notified to Shareholders;

“Compliance Adviser”	shall have the meaning given to it in the Listing Rules;

“Corporate Communication”	has the same meaning as in the Listing Rules;

“Corporate Governance Committee”	means the corporate governance committee of the Board established in accordance with Article 121;

“Corporate Governance Report”	means the corporate governance report to be included in the Company’s annual reports or summary financial reports, if any, in accordance with the Listing Rules;

“Director”	means any director from time to time of the Company;

“Designated Stock Exchange”	means (i) the stock exchange in the United States on which any Shares or ADSs are listed for trading, or (ii) The Stock Exchange of Hong Kong Limited on which any Shares are listed for trading;

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on theany Designated Stock Exchange, and for the avoidance of doubt, include the Listing Rules;

“electronic”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

APPENDIX I	THE AMENDED ARTICLES

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;
“electronic record”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Independent Non-executive Director”	means a Director recognised as such by the relevant code, rules and regulations applicable to the listing of shares on The Stock Exchange of Hong Kong Limited;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time;

“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time;

“Nomination Committee”	means the nomination committee of the Board established in accordance with Article 116;

“Ordinary Resolution”	means a resolution:

(a) passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company held in accordance with these Articles; or

APPENDIX I	THE AMENDED ARTICLES

(b)	approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Share”	means a Class A Ordinary Share or a Class B Ordinary Share;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“Present”	means in respect of any Person, such Person’s presence at a general meeting of Shareholders (or any meeting of the holders of any Class of Shares), which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorized representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the venue specified in the notice convening the meeting; or (b) in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities in accordance with procedures specified in the notice convening such general meeting; and “Presence” shall be construed accordingly;

“Register”	means the register of Members of the Company maintained in accordance with the Companies Act;

“Registered Office”	means the registered office of the Company as required by the Companies Act;

APPENDIX I	THE AMENDED ARTICLES

“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;

“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”	means a share in the share capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;

“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

“Special Resolution”	means a special resolution of the Company passed in accordance with the Companies Act, and for the purpose of these Articles, being a resolution:

(a) passed by not less than ~~two-thirds~~three-fourths of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

APPENDIX I	THE AMENDED ARTICLES

(b)	approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Takeovers Code”	means The Codes and Takeovers and Mergers and Share Buy-backs issued by the Securities and Future Commission of Hong Kong;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act;

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction; and

“Virtual Meeting”	means any general meeting of the Shareholders (or any meeting of the holders of any Class of Shares) at which the Shareholders (and any other permitted participants of such meeting, including without limitation the ~~chairman~~chairperson of the meeting and any Directors) are permitted to be Present solely by means of Communication Facilities.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

APPENDIX I	THE AMENDED ARTICLES

(f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(h)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(i)	any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act; and

(j)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.	The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortized over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.	The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

APPENDIX I	THE AMENDED ARTICLES

SHARES

8.	Subject to these Articles, compliance with the Listing Rules (and only to such extent permitted thereby), any applicable rules and regulations of authorities of places where the securities of the Company are listed, and to any direction that may be given by the Company in general meeting), all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a)	issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b)	grant rights over Shares or other securities to be issued in one or more ~~classes~~Classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c)	grant options with respect to Shares and issue warrants or similar instruments with respect thereto.

9.	~~The Directors may authorize the division of Shares into any number of Classes and the different Classes shall be authorized, established and designated (or re-designated as the case may be) and the~~Subject to the Articles and compliance with the Listing Rules and the Takeovers Code, and on the conditions that (a) no new Class of Shares with voting rights superior to those of Class B Ordinary Shares will be created; and (b) any variations in the relative rights ~~(including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations~~ as between the different Classes ~~(if any) may be fixed and determined by the Directors or by an Ordinary Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. Notwithstanding Article 18~~will not result in the creation of new Class of Shares with voting rights superior to those of Class B Ordinary Shares, the Directors may issue from time to time, out of the ~~authorised~~authorized share capital of the Company (other than the ~~authorised~~authorized but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

APPENDIX I	THE AMENDED ARTICLES

(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any ~~shares~~Shares of any other ~~class~~Class or any other series of ~~shares~~Shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of ~~shares~~Shares of any other ~~class~~Class or any other series of ~~shares~~Shares;

(f)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, ~~shares~~Shares of any other ~~class~~Class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing ~~shares~~Shares or ~~shares~~Shares of any other ~~class~~Class of ~~shares~~Shares or any other series of preferred shares;

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional ~~shares~~Shares, including additional ~~shares~~Shares of such series or of any other ~~class~~Class of ~~shares~~Shares or any other series of preferred shares; and

APPENDIX I	THE AMENDED ARTICLES

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

10.	The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his or her subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgment of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

12.	Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one ~~class~~Class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company, save for resolutions with respect to any reserved matters under Article 85, in which case it shall entitle the holder thereof to one (1) vote per Class A Ordinary Share, and each Class B Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company.

13.	Each Class A Ordinary Share is convertible into one (1) Class B Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class A Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class A Ordinary Shares into Class B Ordinary Shares.

~~14.~~	~~Any conversion of Class A Ordinary Shares into Class B Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class A Ordinary Share as a Class B Ordinary Share. Such conversion shall become effective (i) in the case of any conversion effected pursuant to Article 13, forthwith upon the receipt by the Company of the written notice delivered to the Company as described in Article 13 (or at such later date as may be specified in such notice), or (ii) in the case of any automatic conversion effected pursuant to Article 15, forthwith upon occurrence of the event specified in Article 15 which triggers such automatic conversion, and the Company shall make entries in the Register to record the re-designation of the relevant Class A Ordinary Shares as Class B Ordinary Shares at the relevant time.~~

APPENDIX I	THE AMENDED ARTICLES

~~15.~~	~~Any number of~~ Class A Ordinary Shares ~~held by a holder thereof will~~shall only be

14.	held by a Co-Founder or a Co-Founder Holding Vehicle. Subject to the Listing Rules or other applicable laws or regulations, each Class A Ordinary Share (and, in the case of (e) below, each relevant Class A Ordinary Share) shall be automatically ~~and immediately~~ converted into ~~an equal number of~~one Class B Ordinary ~~Shares~~Share upon the occurrence of any of the following events:

(a)	the death of the holder of such Class A Ordinary Share (or, where the holder is a Co-Founder Holding Vehicle, the death of a Co-Founder);

(b)	the holder of such Class A Ordinary Share ceasing to be a Director or a Co-Founder Holding Vehicle for any reason;

(c)	the holder of such Class A Ordinary Share (or, where the holder is a Co-Founder Holding Vehicle, a Co-Founder) being deemed by The Stock Exchange of Hong Kong Limited to be incapacitated for the purpose of performing his or her duties as a Director;

(d)	the holder of such Class A Ordinary Share (or, where the holder is a Co-Founder Holding Vehicle, a Co-Founder) being deemed by The Stock Exchange of Hong Kong Limited to no longer meet the requirements of a director set out in the Listing Rules; or

~~(a)~~	any direct or indirect sale, transfer, assignment, or disposition of ~~such number~~

(e)	~~of~~the beneficial ownership of, or economic interest in, such Class A Ordinary ~~Shares by the holder thereof or the direct or indirect transfer or assignment of~~Share or the control over the voting ~~power~~rights attached to such ~~number of~~ Class A Ordinary ~~Shares~~Share through voting proxy or otherwise to any person ~~that is neither an Affiliate of such holder nor another holder of Class A Ordinary Shares or an Affiliate of such another holder;~~, including by reason that a Co-Founder Holding Vehicle no longer complies with Rule 8A.18(2) of the Listing Rules (in which case the Company and a Co-Founder or a Co-Founder Holding Vehicle must notify The Stock Exchange of Hong Kong Limited as soon as practicable with details of the non-compliance), other than a transfer of the legal title to such Class A Ordinary Share by a Co-Founder to another Co-Founder, or by a Co-Founder to a Co-Founder Holding Vehicle wholly-owned and wholly controlled by him or her, or by a Co-Founder Holding Vehicle to a Co-Founder or another Co-Founder Holding Vehicle wholly-owned and wholly controlled by a Co-Founder;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance, or other third party right of whatever description on any of Class A Ordinary Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment, or disposition under this ~~clause (a)~~Article 14 unless and until any such pledge, charge, encumbrance, or other third party right is enforced and results in a third party~~, which is neither an Affiliate of such holder nor another holder of Class A Ordinary Shares or an Affiliate of such another holder,~~ that is not a Co-Founder or a Co-Founder Holding Vehicle wholly-owned and wholly controlled by such Co-Founder holding directly or indirectly legal or beneficial ownership or voting power through voting proxy or otherwise to the related Class A Ordinary Shares, in which case all the related Class A Ordinary Shares shall be automatically converted into the same number of Class B Ordinary Shares~~; or~~.

APPENDIX I	THE AMENDED ARTICLES

15.	Any conversion of Class A Ordinary Shares into Class B Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation and re-classification of each relevant Class A Ordinary Share as a Class B Ordinary Share. Such conversion shall become effective (i) in the case of any conversion effected pursuant to Article 13, forthwith upon the receipt by the Company of the written notice delivered to the Company as described in Article 13 (or at such later date as may be specified in such notice) and upon entries being made in the Register to record the re-designation and re-classification of the relevant Class A Ordinary Shares as Class B Ordinary Shares, or (ii) in the case of any automatic conversion effected pursuant to Article 16, forthwith upon occurrence of the event specified in Article 16 which triggers such automatic conversion, and upon entries being made in the Register to record the re-designation and re-classification of the relevant Class A Ordinary Shares as Class B Ordinary Shares at the relevant time.

16.	All of the Class A Ordinary Shares in the authorized share capital shall be automatically re-designated into Class B Ordinary Shares in the event all of the Class A Ordinary Shares in issue are converted into Class B Ordinary Shares in accordance with Article 14 or Article 15, or that none of the holders of Class A Ordinary Shares at the time of the Company’s initial listing on The Stock Exchange of Hong Kong Limited hold any Class A Ordinary Shares, and no further Class A Ordinary Shares shall be issued by the Company.

17.	Following the adoption of these Articles, the Company shall not issue any additional Class A Ordinary Shares, or any options, warrants or convertible securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any Class A Ordinary Shares other than in accordance with Article 19.

18.	The Company shall not take any action (including the issue or repurchase of Shares of any Class) that would result in (a) the aggregate number of votes entitled to be cast by all holders of Class B Ordinary Shares (for the avoidance of doubt, excluding those who are also holders of Class A Ordinary Shares) present at a general meeting to be less than 10% of the votes entitled to be cast by all members at a general meeting; or (b) an increase in the proportion of Class A Ordinary Shares to the total number of Shares in issue.

APPENDIX I	THE AMENDED ARTICLES

19.	No further Class A Ordinary Shares shall be issued by the Company, except with the prior approval of The Stock Exchange of Hong Kong Limited and pursuant to (i) an offer to subscribe for Shares made to all the Shareholder pro rata (apart from fractional entitlements) to their existing holdings; (ii) a pro rata issue of Shares to all the Shareholder by way of scrip dividends; or (iii) a Share subdivision or other similar capital reorganisation; provided that, each Shareholder shall be entitled to subscribe for (in a pro rata offer) or be issued (in an issue of Shares by way of scrip dividends) Shares in the same Class as the Shares then held by him or her, notwithstanding the provisions of Article 22; and further provided that the proposed allotment or issuance will not result in an increase in the proportion of Class A Ordinary Shares in issue, so that:

(a)	if, under a pro rata offer, any holder of Class A Ordinary Shares does not take up any part of the Class A Ordinary Shares or the rights thereto offered to him or her, such untaken Shares (or rights) shall only be transferred to another person on the basis that such transferred rights will only entitle the transferee to an equivalent number of Class B Ordinary Shares; and

(b)	~~any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class A Ordinary Shares that is an entity to any person that is neither an Affiliate of such holder nor another holder of Class A Ordinary Shares or an Affiliate of such holder;~~to the extent that rights to Class B Ordinary Shares in a pro rata offer are not taken up in their entirety, the number of Class A Ordinary Shares that shall be allotted, issued or granted in such pro rata offer shall be reduced proportionately.

~~for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on the issued and outstanding voting securities or the assets of a holder of Class A Ordinary Shares that is an entity to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (b) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party, which is neither an Affiliate of such holder nor another holder of Class A Ordinary Shares or an Affiliate of such another holder, holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related issued and outstanding voting securities or the assets.~~

20.	In the event the Company reduces the number of Class B Ordinary Shares in issue (including, but not limited to, through a purchase of its own shares), the holders of Class A Ordinary Shares shall reduce their weighted voting rights in the Company proportionately, whether through a conversion of a portion of their Class A Ordinary Shares or otherwise, if the reduction in the number of Class B Ordinary Shares in issue would otherwise result in an increase in the proportion of Class A Ordinary Shares to the total number of shares in issue.

~~16.~~ 21.	~~Class B Ordinary Shares are not convertible into~~The Company shall not vary the rights of the Class A Ordinary Shares ~~under any circumstances~~so as to increase the weighted voting rights attached to each Class A Ordinary Share.

~~17.~~ 22.	Save and except for voting rights and conversion rights as set out in Articles 12 to ~~16~~21 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

APPENDIX I	THE AMENDED ARTICLES

TREASURY SHARES

23.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

24.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

25.	For so long as the Company holds Treasury Shares:

(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted issued Shares at any given time, whether for the purposes of these Articles or the Companies Act.

MODIFICATION OF RIGHTS

~~18.~~ 26.	Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be ~~materially adversely~~ varied with the consent in writing of the holders of the Shares of that Class which carry in aggregate at least ~~two-thirds~~three-fourths (~~2/~~3/4) of the ~~issued~~voting rights of Shares of that Class or with the sanction of ~~an Ordinary~~a Special Resolution passed at a separate meeting of the holders of the Shares of that Class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third (1/3) in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not Present, those Shareholders who are Present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him~~. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.~~ or her.

~~19.~~ 27.	The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be ~~materially adversely~~ varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company. ~~The rights of the holders of Shares shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.~~

APPENDIX I	THE AMENDED ARTICLES

CERTIFICATES

~~20.~~ 28.	Every Person whose name is entered as a Member in the Register may, without payment and upon its written request, request a certificate within two calendar months after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to Member entitled thereto at the Member’s registered the address as appearing in the Register.

~~21.~~ 29.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

~~22.~~ 30.	Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one dollar (US$1.00) or such smaller sum as the Directors shall determine. Every share certificate shall prominently include the words “A company controlled through weighted voting rights” or such language as may be specified by The Stock Exchange of Hong Kong Limited from time to time, and specify the number and Class of Shares in respect of which it is issued and the amount paid thereon or the fact that they are fully paid, as the case may be, and may otherwise be in such form as the Board may from time to time prescribe.

~~23.~~ 31.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

~~24.~~ 32.	In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

~~25.~~ 33.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

APPENDIX I	THE AMENDED ARTICLES

LIEN

~~26.~~ 34.	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he or she is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his or her estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

~~27.~~ 35.	The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his or her death or bankruptcy.

~~28.~~ 36.	For giving effect to any such sale the Directors may authorize a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he or she shall not be bound to see to the application of the purchase money, nor shall his or her title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

~~29.~~ 37.	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

~~30.~~ 38.	Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.

APPENDIX I	THE AMENDED ARTICLES

~~31.~~ 39.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

~~32.~~ 40.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

~~33.~~ 41.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

~~34.~~ 42.	The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

~~35.~~ 43.	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him or her, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

~~36.~~ 44.	If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him or her requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

~~37.~~ 45.	The notice shall name a further day (not earlier than the expiration of fourteen (14) calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

APPENDIX I	THE AMENDED ARTICLES

~~38.~~ 46.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

~~39.~~ 47.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

~~40.~~ 48.	A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him or her to the Company in respect of the Shares forfeited, but his or her liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

~~41.~~ 49.	A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

~~42.~~ 50.	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favor of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his or her title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

~~43.~~ 51.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

~~44.~~ 52.	The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The instrument of transfer of any Share shall be executed with a manual signature or a facsimile signature (which may be machine printed or otherwise) by or on behalf of the transferor and the transferee, provided that in the case of execution by facsimile signature by or on behalf of a transferor or transferee, the Directors shall have previously been provided with a list of specimen signatures of the authorised signatories of such transferor or transferee and the Directors shall be reasonably satisfied that such facsimile signature corresponds to one of those specimen signatures. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

APPENDIX I	THE AMENDED ARTICLES

~~45.~~ 53.	(a)	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

	(b)	The Directors may also decline to register any transfer of any Share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one Class of Shares;

(iii)	the instrument of transfer is properly stamped, if required;

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(v)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

~~46.~~ 54.	The registration of transfers may, on ten (10) calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty (30) calendar days in any calendar year.

~~47.~~ 55.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

APPENDIX I	THE AMENDED ARTICLES

TRANSMISSION OF SHARES

~~48.~~ 56.	The legal personal representative of a deceased sole holder of a Share shall be the only Person recognized by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognized by the Company as having any title to the Share.

~~49.~~ 57.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself or herself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

~~50.~~ 58.	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he or she would be entitled if he or she were the registered Shareholder, except that he or she shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or herself or to transfer the Share, and if the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

REGISTRATION OF EMPOWERING INSTRUMENTS

~~51.~~ 59.	The Company shall be entitled to charge a fee not exceeding one U.S. dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

~~52.~~ 60.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

~~53.~~ 61.	The Company may by Ordinary Resolution:

(a)	increase its share capital by new Shares of such amount as it thinks expedient;

APPENDIX I	THE AMENDED ARTICLES

(b)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)	subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)	cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

~~54.~~ 62.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorized by the Companies Act.

APPENDIX I	THE AMENDED ARTICLES

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

~~55.~~ 63.	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)	issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Ordinary Resolution;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board or by the Members by Ordinary Resolution, or are otherwise authorized by these Articles~~; and,~~ provided always that any such purchase shall only be made in accordance with any relevant code, rules or regulations issued by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission of Hong Kong from time to time in force; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

~~56.~~ 64.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

~~57.~~ 65.	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him or her the purchase or redemption monies or consideration in respect thereof.

~~58.~~ 66.	The Directors may accept the surrender for no consideration of any fully paid Share.

~~TREASURY SHARES~~

~~59.~~	~~The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.~~

~~60.~~	~~The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).~~

APPENDIX I	THE AMENDED ARTICLES

GENERAL MEETINGS

~~61.~~ 67.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

~~62.~~ 68.	(a)	The Company ~~may (but shall not be obliged to) in each calendar year~~shall hold a general meeting as its annual general meeting ~~and shall specify the meeting~~for each financial year, to be held within six months (or such other period as may be permitted by the Listing Rules or The Stock Exchange of Hong Kong Limited) after the end of such financial year. The annual general meeting shall be specified as such in the notices calling it~~. The annual general meeting~~, and shall be held at such time and place (or held as a Virtual Meeting) as may be determined by the Directors.

	(b)	At these meetings the report of the Directors (if any) shall be presented.

~~63.~~ 69.	(a)	The ~~Chairman~~Chairperson or a majority of the Directors may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

	(b)	A Shareholders’ requisition is a requisition of Members holding at the date of deposit of the requisition Shares which carry in aggregate not less than ~~one-third (1/3) of all votes attaching to all issued and outstanding Shares of the Company that~~one-tenth of the voting rights, on an one vote per share basis, of the issued Shares which as at the date of the deposit carry the right to vote at general meetings of the Company.

	(c)	The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

	(d)	If there are no Directors as at the date of the deposit of the Shareholders’ requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further ~~forty-five~~ twenty-one (~~4521~~) calendar days, the requisitionists, or any of them representing ~~more~~not less than ~~one-half (1/2)~~one-tenth of the total voting rights of all of ~~them~~the requisitionists, on an one vote per share basis, which carry the right to vote at general meetings, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said ~~forty-five~~twenty-one (~~45~~21) calendar days..

APPENDIX I	THE AMENDED ARTICLES

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

(f)	The Directors may make Communication Facilities available for a specific general meeting or all general meetings of the Company so that Members and other participants may attend and participate at such general meetings by means of such Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting.

NOTICE OF GENERAL MEETINGS

~~64.~~ 72.	~~At least seven (7) calendar days’ notice shall be given for any general meeting~~An annual general meeting shall be called by not less than 21 days’ notice in writing and any other general meeting (including an extraordinary general meeting) shall be called by not less than 14 days’ notice in writing. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place (~~except in the case of~~or, where such meeting shall be held as a Virtual Meeting, details of the Communication Facilities that will be used in accordance with Article 74), the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by a majority of the Shareholders having a right to attend and vote at the meeting and Present at the meeting.

~~65.~~ 71.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

APPENDIX I	THE AMENDED ARTICLES

PROCEEDINGS AT GENERAL MEETINGS

~~66.~~ 72.	No business except for the appointment of a ~~chairman~~chairperson for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is Present at the time when the meeting proceeds to business. One or more Shareholders holding Shares which carry in aggregate (or representing by proxy) not less than ~~one-third~~10 per cent (~~1/3~~10%) of all votes attaching to all Shares in issue and entitled to vote at such general meeting Present shall be a quorum for all purposes.

~~67.~~ 73.	If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting shall be dissolved.

~~68.~~ 74.	If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, Presence at the relevant general meeting of the Company may be by means of Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any general meeting at which Communication Facilities may be utilized (including any Virtual Meeting) must disclose the Communication Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the meeting who wishes to utilize such Communication Facilities for the purposes of attending and participating in such meeting, including attending and casting any vote thereat.

~~69.~~ 75.	The ~~Chairman~~Chairperson, if any, shall preside as ~~chairman~~chairperson at every general meeting of the Company.

~~14.~~ 76.	If there is no such ~~Chairman~~Chairperson, or if at any general meeting he or she is not Present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as ~~chairman~~chairperson of the meeting, any Director or Person nominated by the Directors Present at the meeting shall preside as ~~chairman~~chairperson of that meeting, failing which the Shareholders Present shall choose any Person Present to be ~~chairman~~chairperson of that meeting.

~~70.~~ 77.	The ~~chairman~~chairperson of any general meeting (including any Virtual Meeting) shall be entitled to attend and participate at any such general meeting by means of Communication Facilities, and to act as the ~~chairman~~chairperson of such general meeting, in which event the following provisions shall apply:

~~70.1.~~	The ~~chairman~~chairperson of the meeting shall be deemed to be Present at the (a) meeting; and

APPENDIX I	THE AMENDED ARTICLES

~~70.2.~~ (b)	If the Communication Facilities are interrupted or fail for any reason to enable the ~~chairman~~chairperson of the meeting to hear and be heard by all other Persons participating in the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as ~~chairman~~chairperson of the meeting for the remainder of the meeting; provided that if no other Director is Present at the meeting, or if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board of Directors.

~~71.~~ 78.	The ~~chairman~~chairperson of the meeting may with the consent of any general meeting at which a quorum is Present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen (14) calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

~~72.~~ 79.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason ~~or for no reason, upon notice in writing to~~. The Company shall issue an announcement to inform the Shareholders about the reason for postponing such general meeting. A postponement may be for a stated period of any length ~~or indefinitely~~ as the Directors may determine. The Directors shall fix the date, time and place (or, where such meeting shall be held as a Virtual Meeting, details of the Communication Facilities that will be used in accordance with Article 74) for the reconvened meeting and at least seven clear days’ notice shall be given for the reconvened meeting in the manner specified in Article 166, and such notice shall specify the date, time and place (or, where such meeting shall be held as a Virtual Meeting, details of the Communication Facilities that will be used in accordance with Article 74) at which the postponed meeting will be reconvened, and the date and time by which proxies shall be submitted in order to be valid at such reconvened meeting (provided that any proxy submitted for the original meeting shall continue to be valid for the reconvened meeting unless revoked or replaced by a new proxy).

~~73.~~ 80.	At any general meeting a resolution put to the vote of the meeting shall be decided on a ~~show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting or any Shareholder holding not less than ten percent (10%) of the votes attaching to the Shares Present, and unless a poll is so demanded, a declaration by the chairman of the meeting that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.~~poll save that the chairperson of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Listing Rules to be voted on by a show of hands.

APPENDIX I	THE AMENDED ARTICLES

~~74.~~ 81	If a poll is duly demanded it shall be taken in such manner ~~as the chairman~~(including the use of ballot or voting papers or tickets or electronic means) as the chairperson of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

~~75.~~ 82.	All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, whether on a show of hands or on a poll, the ~~chairman~~chairperson of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

~~76.~~ 83.	A poll demanded on the election of a ~~chairman~~chairperson of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the ~~chairman~~chairperson of the meeting directs.

VOTES OF SHAREHOLDERS

~~77.~~ 84	Subject to any rights and restrictions for the time being attached to any Share, (a) every Shareholder Present shall, at a general meeting of the Company, have the right to speak; and (b) on a show of hands every Shareholder Present ~~at the meeting~~ shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder Present ~~at the meeting~~ shall have ~~ten (10) votes for each Class A Ordinary Share and~~ one (1) vote for each Class B Ordinary Share ~~of which he is the holder.~~ and ten (10) votes for each Class A Ordinary Share of which he or she is the holder, except where the Shareholder is required, by the Listing Rules, to abstain from voting to approve the matter under consideration. On a poll a Shareholder entitled to more than one vote is under no obligation to cast all his or her votes in the same way. For the avoidance of doubt, where more than one proxy is appointed by any Shareholder, each such proxy is under no obligation to cast all his or her votes in the same way on a poll.

85.	Notwithstanding any provisions in these Articles to the contrary, each Class A Ordinary Share and each Class B Ordinary Share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution on any of the following matters:

(a)	any amendment to the Memorandum or these Articles, including the variation of the rights attached to any Class of Shares;

APPENDIX I	THE AMENDED ARTICLES

(b)	the appointment, election or removal of any Independent Non-executive Director;

(c)	the appointment or removal of the Auditors; or

(d)	the voluntary liquidation or winding-up of the Company.

~~78.~~ 86.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

~~79.~~ 87.	Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted, whether on a show of hands or on a poll, by his or her committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

~~80.~~ 88.	No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him or her in respect of Shares carrying the right to vote held by him or her have been paid. Where any Shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted.

~~81.~~	~~On a poll votes may be given either personally or by proxy.~~

~~82.~~ 89.	~~Each~~ A Shareholder~~, other than a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a show of hand~~ entitled to attend and vote at a general meeting of the Company shall be entitled to appoint another person (who must be an individual) as their proxy to attend and vote instead of them and a proxy so appointed shall have the same right as the Shareholder to speak at the meeting. Votes may be given either personally or by proxy. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his or her attorney duly authorized in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorized. A proxy need not be a Shareholder. A Shareholder may appoint any number of proxies to attend in their stead at any one general meeting or at any one Class meeting.

APPENDIX I	THE AMENDED ARTICLES

90.	On a poll or on a show of hands votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorized representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands and shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

~~83.~~ 91.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

~~84.~~ 92.	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)	in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)	where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the ~~chairman~~chairperson of the meeting or to the secretary or to any Director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The ~~chairman~~chairperson of the meeting may in any event at his or her discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

~~85.~~ 93.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

~~86.~~ 94.	A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

APPENDIX I	THE AMENDED ARTICLES

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

~~87.~~ 95.	Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorize such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he or she represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND CLEARING HOUSES

~~88.~~ 96.	If a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorize such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders provided that, if more than one Person is so authorized, the authorization shall specify the number and Class of Shares in respect of which each such Person is so authorized. A Person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorization, including the right to vote individually on a show of hands.

DIRECTORS

~~89.~~ 97.	(a)	Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three (3) Directors, the exact number of Directors to be determined from time to time by the Board of Directors.

(b)	The Board of Directors shall elect and appoint a ~~Chairman~~Chairperson by a majority of the Directors then in office, and the period for which the ~~Chairman~~Chairperson will hold office will also be determined by a majority of all of the Directors then in office. The ~~Chairman~~Chairperson shall preside as ~~chairman~~chairperson at every meeting of the Board of Directors. To the extent the ~~Chairman~~Chairperson is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the ~~chairman~~chairperson of the meeting.

(c)	The Board may, by the affirmative vote of a simple majority of the Directors present and voting at a Board meeting, or the Company may by Ordinary Resolution appoint any person to be a Director.

APPENDIX I	THE AMENDED ARTICLES

(d)	At every annual general meeting of the Company one-third of the Directors for the time being (or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third) shall retire from office by rotation provided that every director (including every Independent Non- Executive Director and/or those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring director shall retain office until the close of the meeting at which he or she retires and shall be eligible for re-election thereat.

~~(d)~~ (e)	The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed shall hold office only until the first annual general meeting of the Company after his or her appointment and shall then be eligible for re-election at that meeting.

~~(e)~~ (f)	An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he or she has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Any Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

~~90.~~ (g)	A Director (including a managing Director or other executive Director) may be removed (with or without cause) from office by Ordinary Resolution ~~(except with regard to the removal of the Chairman, who may only be removed from office by Special Resolution)~~ of the Company before the expiration of his or her term of office, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

~~(a)~~ (h)	The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his or her removal. A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

APPENDIX I	THE AMENDED ARTICLES

~~91.~~ 98.	~~The~~Subject to these Articles, the Board may, from time to time, and except as required by applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time. For the avoidance of doubt, if any corporate governance policies or initiatives of the Company adopted by resolution of the Board are inconsistent with the provisions in Article 69 and Article 97, Article 69 and Article 97 shall prevail.

~~92.~~ 99.	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

~~93.~~ 100.	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

~~94.~~ 101.	The Directors shall be entitled to be paid for their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

INDEPENDENT NON-EXECUTIVE DIRECTORS

102.	The role of an Independent Non-executive Director shall include, but is not limited to:

(a)	participating in meetings of Directors to bring an independent judgment to bear on the issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct;

(b)	taking the lead where potential conflict of interests arise;

(c)	serving on the audit, remuneration, nomination and other governance committees, if invited; and

(d)	scrutinising the Company’s performance in achieving agreed corporate goals and objectives, and monitoring performance reporting.

APPENDIX I	THE AMENDED ARTICLES

103.	The Independent Non-executive Directors shall give the board of Directors and any committees on which they serve the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation. They should also attend general meetings and develop a balanced understanding of the view of the Members.

104.	The Independent Non-executive Directors shall make a positive contribution to the development of the Company’s strategy and policies through independent, constructive and informed comments.

ALTERNATE DIRECTOR OR PROXY

~~95.~~ 105.	Any Director may in writing appoint another Person to be his or her alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him or her is not personally present and where he or she is a Director to have a separate vote on behalf of the Director he or she is representing in addition to his or her own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him or her. Such alternate shall be deemed for all purposes to be a Director and shall not be deemed to be the agent of the Director appointing him or her. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him or her and the proportion thereof shall be agreed between them.

~~96.~~ 106.	Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his or her behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the ~~chairman~~chairperson of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

APPENDIX I	THE AMENDED ARTICLES

POWERS AND DUTIES OF DIRECTORS

~~97.~~ 107.	Subject to the Companies Act, these Articles and any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

~~99.~~ 108.	Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his or her tenure of office be terminated.

~~99.~~ 109.	The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

~~100.~~ 110.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

~~101.~~ 111.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorized signatory (any such Person being an “Attorney” or “Authorized Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorized Signatory as the Directors may think fit, and may also authorize any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him or her.

APPENDIX I	THE AMENDED ARTICLES

~~102.~~ 112.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

~~103.~~ 113.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

~~103.~~ 114.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorize the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

~~105.~~ 115.	Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

NOMINATION COMMITTEE

116.	The Directors shall establish a Nomination Committee, which shall perform the following duties:

(a)	review the structure, size and composition (including the skills, knowledge and experience) of the board of Directors at least annually and make recommendations on any proposed changes to the Directors to complement the Company’s corporate strategy;

(b)	identify individuals suitably qualified to become Directors and select or make recommendations to the Directors on the selection of individuals nominated for directorships;

(c)	assess the independence of Independent Non-executive Directors; and

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(d)	make recommendations to the Directors on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairperson and the chief executive officer of the Company.

117.	The Nomination Committee shall comprise a majority of Independent Non-executive Directors, and the chairperson of the Nomination Committee shall be an Independent Non-executive Director.

118.	The Nomination Committee shall make available its terms of reference explaining its role and authority delegated to it by the Directors by publishing them on the Exchange’s website and the Company’s Website.

119.	The Company shall provide the Nomination Committee sufficient resources to perform its duties. Where necessary, the Nomination Committee shall seek independent professional advice, at the Company’s expense to perform its responsibilities.

120.	Where the Directors propose a resolution to elect an individual as an Independent Non-executive Director at a general meeting, the circular to the Members and/or explanatory statement accompanying the notice of the relevant general meeting shall set out:

(a)	the process used for identifying the individual and why the Directors believe such individual should be elected and the reasons why the Directors consider such individual to be independent;

(b)	if the proposed individual will be holding their seventh (or more) listed company directorship, why the Directors believe such individual would still be able to devote sufficient time to the board of Directors;

(c)	the perspectives, skills and experience that the individual can bring to the board of Directors; and

(d)	how the individual contributions to the diversity of the board of Directors.

CORPORATE GOVERNANCE COMMITTEE

121.	The Directors shall establish a Corporate Governance Committee, with at least the terms of reference set out in rule 8A.30 of the Listing Rules and code provision A.2.1 in Part 2 of Appendix C1 to the Listing Rules, as follows:

(a)	develop and review the Company’s policies and practices on corporate governance and make recommendations to the Directors;

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(b)	review and monitor the training and continuous professional development of Directors and senior management;

(c)	review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(d)	develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors;

(e)	review the Company’s compliance with the Corporate Governance Code set out in the Listing Rules and disclosure in the Corporate Governance Report;

(f)	review and monitor whether the Company is operated and managed for the benefit of all of its Members;

(g)	confirm, on an annual basis, that each holder of Class A Ordinary Shares (or where a holder is a Co-Founder Holding Vehicle, the person holding and controlling such vehicle) has been a Director throughout the year and that none of the events set out in Article 14 have occurred during the relevant financial year;

(h)	confirm, on an annual basis, that each holder of Class A Ordinary Shares (or where a holder is a Co-Founder Holding Vehicle, a Co-Founder) has complied with Articles 14, 19, 20 and 85 throughout the year;

(i)	review and monitor the management of conflicts of interests and make a recommendation to the Directors on any matter where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or holders of Class A Ordinary Shares (considered as a group) on the one hand, and any holder of Class B Ordinary Shares on the other;

(j)	review and monitor all risks related to the Company’s weighted voting rights structure, including connected transactions between the Company and/or a subsidiary of the Company on the one hand, and any holder of Class A Ordinary Shares on the other, and make a recommendation to the Directors on any such transaction;

(k)	make a recommendation to the Directors as to the appointment or removal of the Compliance Adviser;

(l)	seek to ensure effective and on-going communication between the Company and its Members, particularly with regards to the requirements of Article 175;

(m)	report on the work of the Corporate Governance Committee on at least a half-yearly and annual basis covering all areas of this Article 121; and

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(n)	disclose, on a comply or explain basis, its recommendations to the Directors in respect of matters in Articles 121(i) to (k) in the report referred to in Article 121(m).

122.	The Corporate Governance Committee shall comprise entirely of Independent Non-executive Directors, one of whom shall act its chairperson.

123.	The Corporate Governance Report produced by the Company pursuant to the Listing Rules shall include a summary of the work of the Corporate Governance Committee, with regards to its duties set out in Article 121, for the accounting period covered by both the half-yearly and annual report and disclose any significant subsequent events for the period up to the date of publication of the half-yearly and annual report, to the extent possible.

COMPLIANCE ADVISER

124.	The Company shall appoint a Compliance Adviser on a permanent basis. The Directors shall consult with and, if necessary, seek advice from the Compliance Adviser, on a timely and on-going basis, in the following circumstances:

(a)	before the publication of any regulatory announcement, circular or financial report by the Company;

(b)	where a transaction, which might be a notifiable or connected transaction (as defined in the Listing Rules), is contemplated by the Company including share issues and share repurchases;

(c)	where the Company proposes to use the proceeds of its initial public offering in a manner different from that detailed in the listing document in respect of such initial public offering, or where the business activities, developments or results of the Company deviate from any forecast, estimate or other information set out in such listing document; and

(d)	where the Exchange makes an inquiry of the Company under the Listing Rules.

125.	The Directors shall also consult with, and if necessary, seek advice from the Compliance Adviser, on a timely and on-going basis, on any matter related to:

(a)	the weighted voting rights structure of the Company;

(b)	transactions in which holders of Class A Ordinary Shares have an interest; and

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(c)	where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or holders of Class A Ordinary Shares (considered as a group) on the one hand, and any holder of Class B Ordinary Shares on the other.

BORROWING POWERS OF DIRECTORS

~~106.~~ 126.	The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

~~107.~~ 127.	The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

~~108.~~ 128.	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

~~109.~~ 129.	Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

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DISQUALIFICATION OF DIRECTORS

~~110.~~ 130.	The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his or her creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his or her office by notice in writing to the Company;

(d)	without special leave of absence from the Board, is absent from meetings of the Board for three (3) consecutive meetings and the Board resolves that his office be vacated; or

(e)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

~~111.~~ 131.	The Directors may meet together (either within or outside the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his or her proxy or alternate shall be entitled to one vote. In case of an equality of votes the ~~Chairman~~Chairperson shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

~~112.~~ 132.	A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

~~113.~~ 133.	The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office, including the ~~Chairman~~Chairperson; provided, however, a quorum shall nevertheless exist at a meeting at which a quorum would exist but for the fact that the ~~Chairman~~Chairperson is voluntarily absent from the meeting and notifies the Board of his decision to be absent from that meeting, before or at the meeting. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

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~~114.~~ 134.	A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his or her interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he or she is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the ~~chairman~~chairperson of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

~~115.~~ 135.	A Director may hold any other office or place of profit under the Company (other than the office of ~~auditor~~Auditor) in conjunction with his or her office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his or her office from contracting with the Company either with regard to his or her tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his or her interest, may be counted in the quorum present at any meeting of the Directors whereat he or she or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he or she may vote on any such appointment or arrangement.

~~116.~~ 136.	Any Director may act by himself or herself or through his or her firm in a professional capacity for the Company, and he or she or his or her firm shall be entitled to remuneration for professional services as if he or she were not a Director; provided that nothing herein contained shall authorize a Director or his or her firm to act as ~~auditor~~Auditor to the Company.

~~117.~~ 137.	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

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(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

~~118.~~ 138.	When the ~~chairman~~chairperson of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

~~119.~~ 139.	A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his or her appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his or her duly appointed alternate.

~~120.~~ 140.	The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

~~121.~~ 141.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a ~~chairman~~chairperson of its meetings. If no such ~~chairman~~chairperson is elected, or if at any meeting the ~~chairman~~chairperson is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their members to be ~~chairman~~chairperson of the meeting.

~~122.~~ 142.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the ~~chairman~~chairperson shall have a second or casting vote.

~~123.~~ 143.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

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PRESUMPTION OF ASSENT

~~124.~~ 144.	A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent from such action with the person acting as the ~~chairman~~chairperson or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

DIVIDENDS

~~125.~~ 145.	Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor.

~~126.~~ 146.	Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

~~127.~~ 147.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

~~128.~~ 148.	Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his or her address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or her or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

~~129.~~ 149.	The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

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~~130.~~ 150.	Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

~~131.~~ 151.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

~~132.~~ 152.	No dividend shall bear interest against the Company.

~~133.~~ 153.	Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

~~134.~~ 154.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

~~135.~~ 155.	The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

~~136.~~ 156.	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorized by the Directors or by Ordinary Resolution.

~~137.~~ 157.	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

~~138.~~	~~The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.~~

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158.	The Company shall at every annual general meeting by Ordinary Resolution appoint an Auditor who shall hold office until the next annual general meeting of the Company. The Company may by Ordinary Resolution remove an Auditor before the expiration of such Auditor’s term of office. No person may be appointed as an Auditor unless such person is independent of the Company. The remuneration of the Auditors shall be fixed by the Company at the annual general meeting at which they are appointed by Ordinary Resolution, or in the manner specified in such resolution.

~~139.~~ 159.	Every ~~auditor of the Company~~Auditor shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the ~~auditors~~Auditors.

~~140.~~ 160.	The ~~auditors~~Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

~~141.~~ 161.	The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALIZATION OF RESERVES

~~142.~~ 162.	Subject to the Companies Act, the Directors may:

	(a)	resolve to capitalize an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), which is available for distribution;

	(b)	appropriate the sum resolved to be capitalized to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

		(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

		(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

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and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalized reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorize a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i) the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalization, or

(ii) the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalized) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

~~143.~~ 163.	Notwithstanding any provisions in these Articles and subject to the Companies Act, the Directors may resolve to capitalize an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

	(a)	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

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(b)	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom ~~shares~~Shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c)	any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of ADSs to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

SHARE PREMIUM ACCOUNT

~~144.~~ 164.	The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

~~145.~~ 165.	There shall be debited to any Share Premium Account on the redemption or purchase 165. of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

~~146.~~ 166.	Except as otherwise provided in these Articles, any notice or document, including 166. any Corporate Communication, may be served by the Company or by the Person entitled to give notice to any Shareholder ~~either personally, or~~ in any of the following manner to the extent permitted by, and in compliance with the requirement of, the Listing Rules:

(a)	personally;

(b)	by posting it by airmail or a recognized courier service in a prepaid letter addressed to such Shareholder at his or her address as appearing in the Register~~, or~~;

(c)	by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices~~, or~~;

(d)	by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices~~, or by placing it on the Company’s Website should the Directors deem it appropriate.~~;

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(e)	by placing it on the Company’s Website and the Designated Stock Exchange’s website shall be deemed to be served at such time as may be prescribed by the Listing Rules; or

(f)	(in the case of notice) by advertisement published in the manner prescribed in the Listing Rules.

In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

~~147.~~ 167.	Notices sent from one country to another shall be sent or forwarded by prepaid airmail or a recognized courier service.

~~148.~~ 168.	Any Shareholder Present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

~~149.~~ 169.	Any notice or other document, including any Corporate Communication, if served by:

(a)	post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic means, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company’s Website and the Designated Stock Exchange’s website as may be prescribed by the Listing Rules.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

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~~150.~~ 170.	Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his or her death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his or her name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him or her) in the Share.

~~151.~~ 171.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his or her death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

~~152.~~ 172.	Subject to the relevant laws, rules and regulations applicable to the Company, no Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

~~153.~~ 173.	Subject to due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

174.	Notwithstanding any provisions in these Articles to the contrary, any Register held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Board may impose) be open to inspection by a Shareholder without charge and any other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the Listing Rules as the Board may determine for each inspection, provided that the Company may be permitted to close the register in terms equivalent to section 632 of the Companies Ordinance.

APPENDIX I	THE AMENDED ARTICLES

COMMUNICATION WITH MEMBERS AND DISCLOSURE

175.	The Company shall comply with the provisions of Appendix C1 to the Listing Rules regarding communication with the Members of the Company.

176.	The Company shall include the words “A company controlled through weighted voting rights” or such language as may be specified by the Exchange from time to time on the front page of all its listing documents, periodic financial reports, circulars, notifications and announcements required by the Listing Rules, and describe its weighted voting rights structure, the rationale of such structure and the associated risks for the Members prominently in its listing documents and periodic financial reports. This statement shall inform prospective investors of the potential risks of investing in the Company and that they should make the decision to invest only after due and careful consideration.

177.	The Company shall, in its listing documents and its interim and annual reports:

(a)	identify the holders of Class A Ordinary Shares (and, where a holder is a Director Holding Vehicle, a Co-Founder holding and Controlling such vehicle);

(b)	disclose the impact of a potential conversion of Class A Ordinary Shares into Class B Ordinary Shares on its share capital; and

(c)	disclose all circumstances in which the weighted voting rights attached to the Class A Ordinary Shares will cease.

INDEMNITY

~~154.~~ 178.	Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s ~~auditors~~Auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

APPENDIX I	THE AMENDED ARTICLES

~~155.~~ 179.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

FINANCIAL YEAR

~~156.~~ 180.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each calendar year and shall begin on January 1st in each calendar year.

NON-RECOGNITION OF TRUSTS

~~157.~~ 181.	No Person shall be recognized by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

~~158.~~ 182.	Subject to the Companies Act, the Company may by Special Resolution resolve that the Company be wound up voluntarily.

APPENDIX I	THE AMENDED ARTICLES

~~158.~~ 183.	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different ~~classes~~Classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

~~159.~~ 184.	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

AMENDMENT OF ARTICLES OF ASSOCIATION

~~160.~~ 185.	Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

~~161.~~ 186.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty (30) calendar days in any calendar year.

APPENDIX I	THE AMENDED ARTICLES

~~162.~~ 187.	In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety (90) calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

~~163.~~ 188.	If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

~~164.~~ 189.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

~~165.~~ 190.	The Directors, or any service providers (including the officers, the Secretary and the registered office provider of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to any stock exchange on which securities of the Company may from time to time be listed any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

APPENDIX I	THE AMENDED ARTICLES

EXCLUSIVE FORUM

~~166.~~ 191.	For the avoidance of doubt and without limiting the jurisdiction of the courts of the Cayman ~~Courts~~Islands and the courts of Hong Kong to hear, settle and/or determine disputes related to the Company, the courts of the Cayman Islands and the courts of Hong Kong shall, to the exclusion of other jurisdictions, be the ~~sole and exclusive~~ forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer, or other employee of the Company to the Company or the Members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of Shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).

~~167.~~ 192.	Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any Share or other securities in the Company, or purchasing or otherwise acquiring ADSs issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this Article. Without prejudice to the foregoing, if the provision in this Article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company.

APPENDIX I	THE AMENDED ARTICLES

Part B The Amended Articles if the Class-based Resolution is not approved and the Non-class-based Resolution is approved

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~SECOND~~THIRD AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

HESAI GROUP

(adopted by a Special Resolution passed on ~~January 28, 2023~~[3 March 2026] and effective ~~immediately prior to the completion of the initial public offering of the Company’s American Depositary Shares representing its Class B Ordinary Shares~~on [3 March 2026])

1.	The name of the Company is Hesai Group.

2.	The Registered Office of the Company will be situated at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

APPENDIX I	THE AMENDED ARTICLES

7.	The authorized share capital of the Company is [US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each, comprising (i) 50,000,000 Class A ordinary shares of a par value of US$0.0001 each, and (ii) ~~900,000,000~~950,000,000 Class B ordinary shares of a par value of US$0.0001 each~~, and (iii) 50,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with the Articles~~]. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorized share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of ~~shares~~Shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9.	Capitalized terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

APPENDIX I	THE AMENDED ARTICLES

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~SECOND~~THIRD AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

HESAI GROUP

(adopted by a Special Resolution passed on ~~January 28, 2023~~passed on [3 March 2026] and effective ~~immediately prior to the completion of the initial public offering of the Company’s American Depositary Shares representing its Class B Ordinary Shares~~on [3 March 2026])

TABLE A

The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

	“ADS”	means an American Depositary Share representing Class B Ordinary Shares;

APPENDIX I	THE AMENDED ARTICLES

“Affiliate”	means in respect of a Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty percent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

“Articles”	means these articles of association of the Company, as amended or substituted from time to time;

“Auditor”	means the Person for the time being performing the duties of auditor of the Company (if any).

“Board” and “Board of Directors” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;

“~~Chairman~~Chairperson”	means the ~~chairman~~chairperson of the Board of Directors;

~~“~~”Class~~”~~” or ~~“~~”Classes~~”~~”	means any class or classes of Shares as may from time to time be issued by the Company;

“Class A Ordinary Share”	means an Ordinary Share of a par value of US$0.0001 in the capital of the Company, designated as a Class A Ordinary Shares and having the rights provided for in these Articles;

APPENDIX I	THE AMENDED ARTICLES

“Class B Ordinary Share”	means an Ordinary Share of a par value of US$0.0001 in the capital of the Company, designated as a Class B Ordinary Share and having the rights provided for in these Articles;

“Co-Founder(s)”	means Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang;

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Communication Facilities”	means technology (including without limitation video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities) by means of which all natural persons participating in a meeting are capable of hearing and being heard by each other;

“Company”	means Hesai Group, a Cayman Islands exempted company;

“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission in connection with its initial public offering of ADSs, or which has otherwise been notified to Shareholders;

“Compliance Adviser”	shall have the meaning given to it in the Listing Rules;

“Corporate Communication”	has the same meaning as in the Listing Rules;

“Corporate Governance Committee”	means the corporate governance committee of the Board established in accordance with Article 117;

APPENDIX I	THE AMENDED ARTICLES

“Corporate Governance Report”	means the corporate governance report to be included in the Company’s annual reports or summary financial reports, if any, in accordance with the Listing Rules;

“Director”	means any director from time to time of the Company;

“Designated Stock Exchange”	means (i) the stock exchange in the United States on which any Shares or ADSs are listed for trading, or (ii) The Stock Exchange of Hong Kong Limited on which any Shares are listed for trading;

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on ~~the~~any Designated Stock Exchange, and for the avoidance of doubt, include the Listing Rules;

“electronic”

has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“electronic record”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

APPENDIX I	THE AMENDED ARTICLES

“Independent Non- executive Director”	means a Director recognised as such by the relevant code, rules and regulations applicable to the listing of shares on The Stock Exchange of Hong Kong Limited;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time;

“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time;

“Nomination Committee”	means the nomination committee of the Board established in accordance with Article 112;

“Ordinary Resolution”	means a resolution:

(a) passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company held in accordance with these Articles; or

(b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Share”	means a Class A Ordinary Share or a Class B Ordinary Share;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

APPENDIX I	THE AMENDED ARTICLES

“Present”	means in respect of any Person, such Person’s presence at a general meeting of Shareholders (or any meeting of the holders of any Class of Shares), which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorized representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the venue specified in the notice convening the meeting; or (b) in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities in accordance with procedures specified in the notice convening such general meeting; and “Presence” shall be construed accordingly;

“Register”	means the register of Members of the Company maintained in accordance with the Companies Act;

“Registered Office”	means the registered office of the Company as required by the Companies Act;

“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;

“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”	means a share in the share capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

APPENDIX I	THE AMENDED ARTICLES

“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;

“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

“Special Resolution”	means a special resolution of the Company passed in accordance with the Companies Act, and for the purpose of these Articles, being a resolution:

(a) passed by not less than ~~two-thirds~~three-fourths of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Takeovers Code”	means The Codes and Takeovers and Mergers and Share Buy-backs issued by the Securities and Future Commission of Hong Kong;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act;

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction; and

APPENDIX I	THE AMENDED ARTICLES

“Virtual Meeting”	means any general meeting of the Shareholders (or any meeting of the holders of any Class of Shares) at which the Shareholders (and any other permitted participants of such meeting, including without limitation the ~~chairman~~chairperson of the meeting and any Directors) are permitted to be Present solely by means of Communication Facilities.

2.	In these Articles, save where the context requires otherwise:

	(a)	words importing the singular number shall include the plural number and vice versa;

	(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

	(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

	(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

	(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

	(f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

	(g)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

	(h)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

	(i)	any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act; and

	(j)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

APPENDIX I	THE AMENDED ARTICLES

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.	The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortized over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.	The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

SHARES

8.	Subject to these Articles, compliance with the Listing Rules (and only to such extent permitted thereby), any applicable rules and regulations of authorities of places where the securities of the Company are listed, and to any direction that may be given by the Company in general meeting), all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

	(a)	issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

	(b)	grant rights over Shares or other securities to be issued in one or more ~~classes~~Classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

	(c)	grant options with respect to Shares and issue warrants or similar instruments with respect thereto.

APPENDIX I	THE AMENDED ARTICLES

9.	~~The Directors may authorize the division of Shares into any number of Classes and the different Classes shall be authorized, established and designated (or re-designated as the case may be) and the~~Subject to the Articles and compliance with the Listing Rules and the Takeovers Code, and on the conditions that (a) no new Class of Shares with voting rights superior to those of Class B Ordinary Shares will be created; and (b) any variations in the relative rights ~~(including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations~~ as between the different Classes ~~(if any) may be fixed and determined by the Directors or by an Ordinary Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. Notwithstanding Article 18~~will not result in the creation of new Class of Shares with voting rights superior to those of Class B Ordinary Shares, the Directors may issue from time to time, out of the ~~authorised~~authorized share capital of the Company (other than the ~~authorised~~authorized but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

	(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

	(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

	(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any ~~shares~~Shares of any other ~~class~~Class or any other series of ~~shares~~Shares;

	(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

APPENDIX I	THE AMENDED ARTICLES

	(e)	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of ~~shares~~Shares of any other ~~class~~Class or any other series of ~~shares~~Shares;

	(f)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

	(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, ~~shares~~Shares of any other ~~class~~Class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

	(h)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing ~~shares~~Shares or ~~shares~~Shares of any other ~~class~~Class of ~~shares~~Shares or any other series of preferred shares;

	(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional ~~shares~~Shares, including additional ~~shares~~Shares of such series or of any other ~~class~~Class of ~~shares~~Shares or any other series of preferred shares; and

	(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

10.	The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his or her subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgment of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

APPENDIX I	THE AMENDED ARTICLES

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

12.	Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one ~~class~~Class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company.

13.	Each Class A Ordinary Share is convertible into one (1) Class B Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class A Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class A Ordinary Shares into Class B Ordinary Shares.

14.	Any conversion of Class A Ordinary Shares into Class B Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class A Ordinary Share as a Class B Ordinary Share. Such conversion shall become effective (i) in the case of any conversion effected pursuant to Article ~~13~~13, forthwith upon the receipt by the Company of the written notice delivered to the Company as described in Article ~~13~~13 (or at such later date as may be specified in such notice), or (ii) in the case of any automatic conversion effected pursuant to Article ~~15~~15, forthwith upon occurrence of the event specified in Article ~~15~~15 which triggers such automatic conversion, and the Company shall make entries in the Register to record the re-designation of the relevant Class A Ordinary Shares as Class B Ordinary Shares at the relevant time.

15.	Any number of Class A Ordinary Shares held by a holder thereof will be automatically and immediately converted into an equal number of Class B Ordinary Shares upon the occurrence of any of the following:

(a) any direct or indirect sale, transfer, assignment or disposition of such number of Class A Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class A Ordinary Shares through voting proxy or otherwise to any person that is neither an Affiliate of such holder nor another holder of Class A Ordinary Shares or an Affiliate of such another holder;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class A Ordinary Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (a) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party, which is neither an Affiliate of such holder nor another holder of Class A Ordinary Shares or an Affiliate of such another holder, holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class A Ordinary Shares, in which case all the related Class A Ordinary Shares shall be automatically converted into the same number of Class B Ordinary Shares; or

APPENDIX I	THE AMENDED ARTICLES

(b)	any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class A Ordinary Shares that is an entity to any person that is neither an Affiliate of such holder nor another holder of Class A Ordinary Shares or an Affiliate of such holder;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on the issued and outstanding voting securities or the assets of a holder of Class A Ordinary Shares that is an entity to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition under this clause (b) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party, which is neither an Affiliate of such holder nor another holder of Class A Ordinary Shares or an Affiliate of such another holder, holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related issued and outstanding voting securities or the assets.

16.	Class B Ordinary Shares are not convertible into Class A Ordinary Shares under any circumstances.

17.	Any conversion of Class A Ordinary Shares into Class B Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation and re-classification of each relevant Class A Ordinary Share as a Class B Ordinary Share. Such conversion shall become effective forthwith upon entries being made in the Register to record the re-designation and re-classification of the relevant Class A Ordinary Shares as Class B Ordinary Shares.

18.	Following the adoption of these Articles, the Company shall not issue any additional Class A Ordinary Shares, or any options, warrants or convertible securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any Class A Ordinary Shares without the written consent of the majority of existing holders of Class A Ordinary Shares.

APPENDIX I	THE AMENDED ARTICLES

~~17.~~ 19.	Save and except for voting rights and conversion rights as set out in Articles 12 to ~~16~~18 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

TREASURY SHARES

20.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

21.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

22.	For so long as the Company holds Treasury Shares:

(a) the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(b) a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted issued Shares at any given time, whether for the purposes of these Articles or the Companies Act.

MODIFICATION OF RIGHTS

~~18.~~ 23.	Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be ~~materially adversely~~ varied with the consent in writing of the holders of the Shares of that Class which carry in aggregate at least ~~two-thirds~~three-fourths (~~2/~~3/4) of the ~~issued~~voting rights of Shares of that Class or with the sanction of ~~an Ordinary~~a Special Resolution passed at a separate meeting of the holders of the Shares of that Class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third (1/3) in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not Present, those Shareholders who are Present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him~~. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.~~ or her.

APPENDIX I	THE AMENDED ARTICLES

~~19.~~ 24.	The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be ~~materially adversely~~ varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company. ~~The rights of the holders of Shares shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.~~

CERTIFICATES

~~20.~~ 25.	Every Person whose name is entered as a Member in the Register may, without payment and upon its written request, request a certificate within two calendar months after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register.

~~21.~~ 26.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

~~22.~~ 27.	Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one dollar (US$1.00) or such smaller sum as the Directors shall determine. Every share certificate shall prominently include the words “A company controlled through weighted voting rights” or such language as may be specified by The Stock Exchange of Hong Kong Limited from time to time, and specify the number and Class of Shares in respect of which it is issued and the amount paid thereon or the fact that they are fully paid, as the case may be, and may otherwise be in such form as the Board may from time to time prescribe.

~~23.~~ 28.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

APPENDIX I	THE AMENDED ARTICLES

~~24.~~ 29.	In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

~~25.~~ 30.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

~~26.~~ 31.	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he or she is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his or her estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

~~27.~~ 32.	The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his or her death or bankruptcy.

~~28.~~ 33.	For giving effect to any such sale the Directors may authorize a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he or she shall not be bound to see to the application of the purchase money, nor shall his or her title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

APPENDIX I	THE AMENDED ARTICLES

~~29.~~ 34.	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

~~30.~~ 35.	Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen (14) calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.

~~31.~~ 36.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

~~32.~~ 37.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

~~33.~~ 38.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

~~34.~~ 39.	The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

~~35.~~ 40.	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him or her, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

APPENDIX I	THE AMENDED ARTICLES

FORFEITURE OF SHARES

~~36.~~ 41.	If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him or her requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

~~37.~~ 42.	The notice shall name a further day (not earlier than the expiration of fourteen (14) calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

~~38.~~ 43.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

~~39.~~ 44.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

~~40.~~ 45.	A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him or her to the Company in respect of the Shares forfeited, but his or her liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

~~41.~~ 46.	A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

~~42.~~ 47.	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favor of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his or her title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

APPENDIX I	THE AMENDED ARTICLES

~~43.~~ 48.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

~~44.~~ 49.	The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The instrument of transfer of any Share shall be executed with a manual signature or a facsimile signature (which may be machine printed or otherwise) by or on behalf of the transferor and the transferee, provided that in the case of execution by facsimile signature by or on behalf of a transferor or transferee, the Directors shall have previously been provided with a list of specimen signatures of the authorised signatories of such transferor or transferee and the Directors shall be reasonably satisfied that such facsimile signature corresponds to one of those specimen signatures. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

~~45.~~ 50.	(a)	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

	(b)	The Directors may also decline to register any transfer of any Share unless:

		(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

		(ii)	the instrument of transfer is in respect of only one Class of Shares;

		(iii)	the instrument of transfer is properly stamped, if required;

		(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

		(v)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

APPENDIX I	THE AMENDED ARTICLES

~~46.~~  51.	The registration of transfers may, on ten (10) calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty (30) calendar days in any calendar year.

~~47.~~  52.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

~~48.~~ 53.	The legal personal representative of a deceased sole holder of a Share shall be the only Person recognized by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognized by the Company as having any title to the Share.

~~49.~~  54.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself or herself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

~~50.~~ 55.	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he or she would be entitled if he or she were the registered Shareholder, except that he or she shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or herself or to transfer the Share, and if the notice is not complied with within ninety (90) calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

APPENDIX I	THE AMENDED ARTICLES

REGISTRATION OF EMPOWERING INSTRUMENTS

~~51.~~  56.	The Company shall be entitled to charge a fee not exceeding one U.S. dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

~~52.~~  57.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

~~53.~~  58.	The Company may by Ordinary Resolution:

(a)	increase its share capital by new Shares of such amount as it thinks expedient;

(b)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)	subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)	cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

~~54.~~  59.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorized by the Companies Act.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

~~55.~~ 60.	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)	issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Ordinary Resolution;

APPENDIX I	THE AMENDED ARTICLES

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board or by the Members by Ordinary Resolution, or are otherwise authorized by these Articles~~; and~~, provided always that any such purchase shall only be made in accordance with any relevant code, rules or regulations issued by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission of Hong Kong from time to time in force; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

~~56.~~ 61.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

~~57.~~ 62.	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him or her the purchase or redemption monies or consideration in respect thereof.

~~58.~~ 63.	The Directors may accept the surrender for no consideration of any fully paid Share.

~~TREASURY SHARES~~

~~59.~~	~~The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.~~

~~60.~~	~~The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).~~

GENERAL MEETINGS

~~61.~~ 64.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

~~62.~~  65.	(a)	The Company ~~may (but shall not be obliged to) in each calendar year~~shall hold a general meeting as its annual general meeting ~~and shall specify the meeting~~for each financial year, to be held within six months (or such other period as may be permitted by the Listing Rules or The Stock Exchange of Hong Kong Limited) after the end of such financial year. The annual general meeting shall be specified as such in the notices calling it~~. The annual general meeting~~, and shall be held at such time and place (or held as a Virtual Meeting) as may be determined by the Directors.

APPENDIX I	THE AMENDED ARTICLES

(b)	At these meetings the report of the Directors (if any) shall be presented.

~~63.~~  66.	(a)	The ~~Chairman~~Chairperson or a majority of the Directors may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)	A Shareholders’ requisition is a requisition of Members holding at the date of deposit of the requisition Shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding Shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company.

(c)	The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)	If there are no Directors as at the date of the deposit of the Shareholders’ requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further forty-five (45) calendar days, the requisitionists, or any of them representing more than one-half (1/2) of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said forty-five (45) calendar days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

(f)	The Directors may make Communication Facilities available for a specific general meeting or all general meetings of the Company so that Members and other participants may attend and participate at such general meetings by means of such Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting.

APPENDIX I	THE AMENDED ARTICLES

NOTICE OF GENERAL MEETINGS

~~64.~~  67.	~~At least seven (7) calendar days’ notice shall be given for any general meeting~~An annual general meeting shall be called by not less than 21 days’ notice in writing and any other general meeting (including an extraordinary general meeting) shall be called by not less than 14 days’ notice in writing. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place (~~except in the case of~~or, where such meeting shall be held as a Virtual Meeting, details of the Communication Facilities that will be used in accordance with Article 71), the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by a majority of the Shareholders having a right to attend and vote at the meeting and Present at the meeting.

~~65.~~ 68.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

~~66.~~  69.	No business except for the appointment of a ~~chairman~~chairperson for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is Present at the time when the meeting proceeds to business. One or more Shareholders holding Shares which carry in aggregate (or representing by proxy) not less than ~~one-third~~10 per cent (~~1/3~~10%) of all votes attaching to all Shares in issue and entitled to vote at such general meeting Present shall be a quorum for all purposes.

~~67.~~  70.	If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting shall be dissolved.

APPENDIX I	THE AMENDED ARTICLES

~~68.~~ 71.	If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, Presence at the relevant general meeting of the Company may be by means of Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any general meeting at which Communication Facilities may be utilized (including any Virtual Meeting) must disclose the Communication Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the meeting who wishes to utilize such Communication Facilities for the purposes of attending and participating in such meeting, including attending and casting any vote thereat.

~~69.~~ 72.	The ~~Chairman~~Chairperson, if any, shall preside as ~~chairman~~chairperson at every general meeting of the Company.

~~17.~~ 73.	If there is no such ~~Chairman~~Chairperson, or if at any general meeting he or she is not Present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as ~~chairman~~chairperson of the meeting, any Director or Person nominated by the Directors Present at the meeting shall preside as ~~chairman~~chairperson of that meeting, failing which the Shareholders Present shall choose any Person Present to be ~~chairman~~chairperson of that meeting.

~~70.~~  74.	The ~~chairman~~chairperson of any general meeting (including any Virtual Meeting) shall be entitled to attend and participate at any such general meeting by means of Communication Facilities, and to act as the ~~chairman~~chairperson of such general meeting, in which event the following provisions shall apply:

~~70.1~~ (a)	The ~~chairman~~chairperson of the meeting shall be deemed to be Present at the meeting; and

~~70.2~~ (b)	If the Communication Facilities are interrupted or fail for any reason to enable the ~~chairman~~chairperson of the meeting to hear and be heard by all other Persons participating in the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as ~~chairman~~chairperson of the meeting for the remainder of the meeting; provided that if no other Director is Present at the meeting, or if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board of Directors.

~~71.~~  75.	The ~~chairman~~chairperson of the meeting may with the consent of any general meeting at which a quorum is Present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen (14) calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

APPENDIX I	THE AMENDED ARTICLES

~~72.~~ 76.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason ~~or for no reason, upon notice in writing to~~. The Company shall issue an announcement to inform the Shareholders about the reason for postponing such general meeting. A postponement may be for a stated period of any length ~~or indefinitely~~ as the Directors may determine. The Directors shall fix the date, time and place (or, where such meeting shall be held as a Virtual Meeting, details of the Communication Facilities that will be used in accordance with Article 71) for the reconvened meeting and at least seven clear days’ notice shall be given for the reconvened meeting in the manner specified in Article 162, and such notice shall specify the date, time and place (or, where such meeting shall be held as a Virtual Meeting, details of the Communication Facilities that will be used in accordance with Article 71) at which the postponed meeting will be reconvened, and the date and time by which proxies shall be submitted in order to be valid at such reconvened meeting (provided that any proxy submitted for the original meeting shall continue to be valid for the reconvened meeting unless revoked or replaced by a new proxy).

~~73.~~  77.	At any general meeting a resolution put to the vote of the meeting shall be decided on a ~~show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of the meeting or any Shareholder holding not less than ten percent (10%) of the votes attaching to the Shares Present, and unless a poll is so demanded, a declaration by the chairman of the meeting that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.~~poll save that the chairperson of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Listing Rules to be voted on by a show of hands.

~~74.~~ 78.	If a poll is duly demanded it shall be taken in such manner ~~as the chairman~~(including the use of ballot or voting papers or tickets or electronic means) as the chairperson of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

~~75.~~ 79.	All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, whether on a show of hands or on a poll, the ~~chairman~~chairperson of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

APPENDIX I	THE AMENDED ARTICLES

~~76.~~  80.	A poll demanded on the election of a ~~chairman~~chairperson of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the ~~chairman~~chairperson of the meeting directs.

VOTES OF SHAREHOLDERS

~~77.~~ 81.	Subject to any rights and restrictions for the time being attached to any Share, (a) every Shareholder Present shall, at a general meeting of the Company, have the right to speak; and (b) on a show of hands every Shareholder Present ~~at the meeting~~ shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder Present ~~at the meeting~~ shall have ~~ten (10) votes for each Class A Ordinary Share and~~ one (1) vote for each Class B Ordinary Share ~~of which he is the holder.~~ and ten (10) votes for each Class A Ordinary Share of which he or she is the holder, except where the Shareholder is required, by the Listing Rules, to abstain from voting to approve the matter under consideration. On a poll a Shareholder entitled to more than one vote is under no obligation to cast all his or her votes in the same way. For the avoidance of doubt, where more than one proxy is appointed by any Shareholder, each such proxy is under no obligation to cast all his or her votes in the same way on a poll.

~~78.~~  82.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

~~79.~~  83.	Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted, whether on a show of hands or on a poll, by his or her committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

~~80.~~  84.	No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him or her in respect of Shares carrying the right to vote held by him or her have been paid. Where any Shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted.

~~81.~~	~~On a poll votes may be given either personally or by proxy.~~

APPENDIX I	THE AMENDED ARTICLES

~~22.~~ 85.	~~Each~~ A Shareholder~~, other than a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a show of hand~~ entitled to attend and vote at a general meeting of the Company shall be entitled to appoint another person (who must be an individual) as their proxy to attend and vote instead of them and a proxy so appointed shall have the same right as the Shareholder to speak at the meeting. Votes may be given either personally or by proxy. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his or her attorney duly authorized in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorized. A proxy need not be a Shareholder. A Shareholder may appoint any number of proxies to attend in their stead at any one general meeting or at any one Class meeting.

86.	On a poll or on a show of hands votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorized representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands and shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

~~83.~~ 87.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

~~84.~~  88.	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)	in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)	where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the ~~chairman~~chairperson of the meeting or to the secretary or to any Director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The ~~chairman~~chairperson of the meeting may in any event at his or her discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

APPENDIX I	THE AMENDED ARTICLES

~~85.~~ 89.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

~~86.~~  90.	A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

~~87.~~  91.	Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorize such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he or she represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND CLEARING HOUSES

~~88.~~ 92.	If a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorize such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders provided that, if more than one Person is so authorized, the authorization shall specify the number and Class of Shares in respect of which each such Person is so authorized. A Person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorization, including the right to vote individually on a show of hands.

APPENDIX I	THE AMENDED ARTICLES

DIRECTORS

~~89.~~  93.	(a)	Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three (3) Directors, the exact number of Directors to be determined from time to time by the Board of Directors.

(b)	The Board of Directors shall elect and appoint a ~~Chairman~~Chairperson by a majority of the Directors then in office, and the period for which the ~~Chairman~~Chairperson will hold office will also be determined by a majority of all of the Directors then in office. The ~~Chairman~~Chairperson shall preside as ~~chairman~~chairperson at every meeting of the Board of Directors. To the extent the ~~Chairman~~Chairperson is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the ~~chairman~~chairperson of the meeting.

(c)	The Board may, by the affirmative vote of a simple majority of the Directors present and voting at a Board meeting, or the Company may by Ordinary Resolution appoint any person to be a Director.

(d)	At every annual general meeting of the Company one-third of the Directors for the time being (or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third) shall retire from office by rotation provided that every director (including every Independent Non-Executive Director and/or those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring director shall retain office until the close of the meeting at which he or she retires and shall be eligible for re-election thereat.

~~(d)~~ (e)	The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board. Any Director so appointed shall hold office only until the first annual general meeting of the Company after his or her appointment and shall then be eligible for re-election at that meeting.

~~(e)~~  (f)	An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he or she has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Any Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

APPENDIX I	THE AMENDED ARTICLES

~~90.~~ (g)	A Director (including a managing Director or other executive Director) may be removed (with or without cause) from office by Ordinary Resolution ~~(except with regard to the removal of the Chairman, who may only be removed from office by Special Resolution)~~ of the Company before the expiration of his or her term of office, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

~~(a)~~ (h)	The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his or her removal. A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

~~91.~~  94.	~~The~~Subject to these Articles, the Board may, from time to time, and except as required by applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time. For the avoidance of doubt, if any corporate governance policies or initiatives of the Company adopted by resolution of the Board are inconsistent with the provisions in Article 66 and Article 93, Article 66 and Article 93 shall prevail.

~~92.~~ 95.	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

~~93.~~ 96.	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

~~94.~~ 97.	The Directors shall be entitled to be paid for their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

APPENDIX I	THE AMENDED ARTICLES

INDEPENDENT NON-EXECUTIVE DIRECTORS

98.	The role of an Independent Non-executive Director shall include, but is not limited to:

(a)	participating in meetings of Directors to bring an independent judgment to bear on the issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct;

(b)	taking the lead where potential conflict of interests arise;

(c)	serving on the audit, remuneration, nomination and other governance committees, if invited; and

(d)	scrutinising the Company’s performance in achieving agreed corporate goals and objectives, and monitoring performance reporting.

99.	The Independent Non-executive Directors shall give the board of Directors and any committees on which they serve the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation. They should also attend general meetings and develop a balanced understanding of the view of the Members.

100.	The Independent Non-executive Directors shall make a positive contribution to the development of the Company’s strategy and policies through independent, constructive and informed comments.

ALTERNATE DIRECTOR OR PROXY

~~95.~~ 101.	Any Director may in writing appoint another Person to be his or her alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him or her is not personally present and where he or she is a Director to have a separate vote on behalf of the Director he or she is representing in addition to his or her own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him or her. Such alternate shall be deemed for all purposes to be a Director and shall not be deemed to be the agent of the Director appointing him or her. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him or her and the proportion thereof shall be agreed between them.

APPENDIX I	THE AMENDED ARTICLES

~~96.~~ 102.	Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his or her behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the ~~chairman~~chairperson of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

~~97.~~ 103.	Subject to the Companies Act, these Articles and any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

~~98.~~ 104.	Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his or her tenure of office be terminated.

~~99.~~ 105.	The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

~~100.~~ 106.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

APPENDIX I	THE AMENDED ARTICLES

~~101.~~ 107.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorized signatory (any such Person being an “Attorney” or “Authorized Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorized Signatory as the Directors may think fit, and may also authorize any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him or her.

~~102.~~ 108.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

~~103.~~ 109	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

~~104.~~ 110.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorize the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

~~105.~~ 111.	Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

APPENDIX I	THE AMENDED ARTICLES

NOMINATION COMMITTEE

112.	The Directors shall establish a Nomination Committee, which shall perform the following duties:

(a)	review the structure, size and composition (including the skills, knowledge and experience) of the board of Directors at least annually and make recommendations on any proposed changes to the Directors to complement the Company’s corporate strategy;

(b)	identify individuals suitably qualified to become Directors and select or make recommendations to the Directors on the selection of individuals nominated for directorships;

(c)	assess the independence of Independent Non-executive Directors; and

(d)	make recommendations to the Directors on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairperson and the chief executive officer of the Company.

113.	The Nomination Committee shall comprise a majority of Independent Non-executive Directors, and the chairperson of the Nomination Committee shall be an Independent Non-executive Director.

114.	The Nomination Committee shall make available its terms of reference explaining its role and authority delegated to it by the Directors by publishing them on the Exchange’s website and the Company’s Website.

115.	The Company shall provide the Nomination Committee sufficient resources to perform its duties. Where necessary, the Nomination Committee shall seek independent professional advice, at the Company’s expense to perform its responsibilities.

116.	Where the Directors propose a resolution to elect an individual as an Independent Non-executive Director at a general meeting, the circular to the Members and/or explanatory statement accompanying the notice of the relevant general meeting shall set out:

(a)	the process used for identifying the individual and why the Directors believe such individual should be elected and the reasons why the Directors consider such individual to be independent;

(b)	if the proposed individual will be holding their seventh (or more) listed company directorship, why the Directors believe such individual would still be able to devote sufficient time to the board of Directors;

APPENDIX I	THE AMENDED ARTICLES

(c)	the perspectives, skills and experience that the individual can bring to the board of Directors; and

(d)	how the individual contributions to the diversity of the board of Directors.

CORPORATE GOVERNANCE COMMITTEE

117.	The Directors shall establish a Corporate Governance Committee, with at least the terms of reference set out in rule 8A.30 of the Listing Rules and code provision A.2.1 in Part 2 of Appendix C1 to the Listing Rules, as follows:

(a)	develop and review the Company’s policies and practices on corporate governance and make recommendations to the Directors;

(b)	review and monitor the training and continuous professional development of Directors and senior management;

(c)	review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(d)	develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors;

(e)	review the Company’s compliance with the Corporate Governance Code set out in the Listing Rules and disclosure in the Corporate Governance Report;

(f)	review and monitor whether the Company is operated and managed for the benefit of all of its Members;

(g)	review and monitor the management of conflicts of interests and make a recommendation to the Directors on any matter where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or holders of Class A Ordinary Shares (considered as a group) on the one hand, and any holder of Class B Ordinary Shares on the other;

(h)	review and monitor all risks related to the Company’s weighted voting rights structure, including connected transactions between the Company and/or a subsidiary of the Company on the one hand, and any holder of Class A Ordinary Shares on the other, and make a recommendation to the Directors on any such transaction;

(i)	make a recommendation to the Directors as to the appointment or removal of the Compliance Adviser;

APPENDIX I	THE AMENDED ARTICLES

(j)	seek to ensure effective and on-going communication between the Company and its Members, particularly with regards to the requirements of Article 171;

(k)	report on the work of the Corporate Governance Committee on at least a half-yearly and annual basis covering all areas of this Article 117; and

(l)	disclose, on a comply or explain basis, its recommendations to the Directors in respect of matters in Articles 117(g) to (i) in the report referred to in Article 117(k).

118.	The Corporate Governance Committee shall comprise entirely of Independent Non-executive Directors, one of whom shall act its chairperson.

119.	The Corporate Governance Report produced by the Company pursuant to the Listing Rules shall include a summary of the work of the Corporate Governance Committee, with regards to its duties set out in Article 117, for the accounting period covered by both the half-yearly and annual report and disclose any significant subsequent events for the period up to the date of publication of the half-yearly and annual report, to the extent possible.

COMPLIANCE ADVISER

120.	The Company shall appoint a Compliance Adviser on a permanent basis. The Directors shall consult with and, if necessary, seek advice from the Compliance Adviser, on a timely and on-going basis, in the following circumstances:

(a)	before the publication of any regulatory announcement, circular or financial report by the Company;

(b)	where a transaction, which might be a notifiable or connected transaction (as defined in the Listing Rules), is contemplated by the Company including share issues and share repurchases;

(c)	where the Company proposes to use the proceeds of its initial public offering in a manner different from that detailed in the listing document in respect of such initial public offering, or where the business activities, developments or results of the Company deviate from any forecast, estimate or other information set out in such listing document; and

(d)	where the Exchange makes an inquiry of the Company under the Listing Rules.

APPENDIX I	THE AMENDED ARTICLES

121.	The Directors shall also consult with, and if necessary, seek advice from the Compliance Adviser, on a timely and on-going basis, on any matter related to:

(a)	the weighted voting rights structure of the Company;

(b)	transactions in which holders of Class A Ordinary Shares have an interest; and

(c)	where there is a potential conflict of interest between the Company, a subsidiary of the Company and/or holders of Class A Ordinary Shares (considered as a group) on the one hand, and any holder of Class B Ordinary Shares on the other.

BORROWING POWERS OF DIRECTORS

~~106.~~ 122.	The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

~~107.~~ 123.	The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

~~108.~~ 124.	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

APPENDIX I	THE AMENDED ARTICLES

~~109.~~ 125.	Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

~~110.~~ 126.	The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his or her creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his or her office by notice in writing to the Company;

(d)	without special leave of absence from the Board, is absent from meetings of the Board for three (3) consecutive meetings and the Board resolves that his office be vacated; or

(e)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

~~111.~~ 127.	The Directors may meet together (either within or outside the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his or her proxy or alternate shall be entitled to one vote. In case of an equality of votes the ~~Chairman~~Chairperson shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

~~112.~~ 128.	A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

~~113.~~ 129.	The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office, including the ~~Chairman~~Chairperson; provided, however, a quorum shall nevertheless exist at a meeting at which a quorum would exist but for the fact that the ~~Chairman~~Chairperson is voluntarily absent from the meeting and notifies the Board of his decision to be absent from that meeting, before or at the meeting. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

APPENDIX I	THE AMENDED ARTICLES

~~114.~~ 130.	A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his or her interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he or she is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the ~~chairman~~chairperson of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he or she may be interested therein and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

~~115.~~ 131.	A Director may hold any other office or place of profit under the Company (other than the office of ~~auditor~~Auditor) in conjunction with his or her office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his or her office from contracting with the Company either with regard to his or her tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his or her interest, may be counted in the quorum present at any meeting of the Directors whereat he or she or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he or she may vote on any such appointment or arrangement.

~~116.~~ 132.	Any Director may act by himself or herself or through his or her firm in a professional capacity for the Company, and he or she or his or her firm shall be entitled to remuneration for professional services as if he or she were not a Director; provided that nothing herein contained shall authorize a Director or his or her firm to act as ~~auditor~~Auditor to the Company.

APPENDIX I	THE AMENDED ARTICLES

~~117.~~ 133.	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

~~118.~~ 134.	When the ~~chairman~~chairperson of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

~~119.~~ 135.	A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his or her appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his or her duly appointed alternate.

~~120.~~ 136.	The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

~~121.~~ 137.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a ~~chairman~~chairperson of its meetings. If no such ~~chairman~~chairperson is elected, or if at any meeting the ~~chairman~~chairperson is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their members to be ~~chairman~~chairperson of the meeting.

~~122.~~ 138.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the ~~chairman~~chairperson shall have a second or casting vote.

APPENDIX I	THE AMENDED ARTICLES

~~123.~~ 139.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

~~124.~~ 140.	A Director who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent from such action with the person acting as the ~~chairman~~chairperson or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

DIVIDENDS

~~125.~~ 141.	Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor.

~~126.~~ 142.	Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

~~127.~~ 143.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

~~128.~~ 144.	Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his or her address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or her or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

APPENDIX I	THE AMENDED ARTICLES

~~129.~~ 145.	The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

~~130.~~ 146.	Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

~~131.~~ 147.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

~~132.~~ 148.	No dividend shall bear interest against the Company.

~~133.~~ 149.	Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

~~134.~~ 150.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

~~135.~~ 151.	The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

~~136.~~ 152.	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right to inspect any account or book or document of the Company except as conferred by law or authorized by the Directors or by Ordinary Resolution.

APPENDIX I	THE AMENDED ARTICLES

~~137.~~ 153.	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

~~138.~~	~~The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.~~

154.	The Company shall at every annual general meeting by Ordinary Resolution appoint an Auditor who shall hold office until the next annual general meeting of the Company. The Company may by Ordinary Resolution remove an Auditor before the expiration of such Auditor’s term of office. No person may be appointed as an Auditor unless such person is independent of the Company. The remuneration of the Auditors shall be fixed by the Company at the annual general meeting at which they are appointed by Ordinary Resolution, or in the manner specified in such resolution.

~~139.~~ 155.	Every ~~auditor of the Company~~Auditor shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the ~~auditors~~Auditors.

~~140.~~ 156.	The ~~auditors~~Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

~~141.~~ 157.	The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALIZATION OF RESERVES

~~142.~~ 158.	Subject to the Companies Act, the Directors may:

(a)	resolve to capitalize an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), which is available for distribution;

(b)	appropriate the sum resolved to be capitalized to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

APPENDIX I	THE AMENDED ARTICLES

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalized reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorize a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalization, or

(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalized) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

~~143.~~ 159.	Notwithstanding any provisions in these Articles and subject to the Companies Act, the Directors may resolve to capitalize an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

APPENDIX I	THE AMENDED ARTICLES

(b)	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom ~~shares~~Shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c)	any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of ADSs to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

SHARE PREMIUM ACCOUNT

~~144.~~ 160.	The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

~~145.~~ 161.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

~~146.~~ 162.	Except as otherwise provided in these Articles, any notice or document, including any Corporate Communication, may be served by the Company or by the Person entitled to give notice to any Shareholder ~~either personally, or~~ in any of the following manner to the extent permitted by, and in compliance with the requirement of, the Listing Rules:

(a)	personally;

(b)	by posting it by airmail or a recognized courier service in a prepaid letter addressed to such Shareholder at his or her address as appearing in the Register~~, or~~;

(c)	by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices~~, or~~;

(d)	by facsimile to any facsimile number such Shareholder may have specified in writing for the purpose of such service of notices~~, or by placing it on the Company’s Website should the Directors deem it appropriate.~~;

APPENDIX I	THE AMENDED ARTICLES

(e)	by placing it on the Company’s Website and the Designated Stock Exchange’s website shall be deemed to be served at such time as may be prescribed by the Listing Rules; or

(f)	(in the case of notice) by advertisement published in the manner prescribed in the Listing Rules.

In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

~~147.~~ 163.	Notices sent from one country to another shall be sent or forwarded by prepaid airmail or a recognized courier service.

~~148.~~ 164.	Any Shareholder Present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

~~149.~~ 165.	Any notice or other document, including any Corporate Communication, if served by:

(a)	post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognized courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic means, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company’s Website and the Designated Stock Exchange’s website as may be prescribed by the Listing Rules.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

APPENDIX I	THE AMENDED ARTICLES

~~150.~~ 166.	Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his or her death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his or her name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him or her) in the Share.

~~151.~~ 167.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his or her death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

~~152.~~ 168.	Subject to the relevant laws, rules and regulations applicable to the Company, no Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

~~153.~~ 169.	Subject to due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

170.	Notwithstanding any provisions in these Articles to the contrary, any Register held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Board may impose) be open to inspection by a Shareholder without charge and any other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the Listing Rules as the Board may determine for each inspection, provided that the Company may be permitted to close the register in terms equivalent to section 632 of the Companies Ordinance.

APPENDIX I	THE AMENDED ARTICLES

COMMUNICATION WITH MEMBERS AND DISCLOSURE

171.	The Company shall comply with the provisions of Appendix C1 to the Listing Rules regarding communication with the Members of the Company.

172.	The Company shall include the words “A company controlled through weighted voting rights” or such language as may be specified by the Exchange from time to time on the front page of all its listing documents, periodic financial reports, circulars, notifications and announcements required by the Listing Rules, and describe its weighted voting rights structure, the rationale of such structure and the associated risks for the Members prominently in its listing documents and periodic financial reports. This statement shall inform prospective investors of the potential risks of investing in the Company and that they should make the decision to invest only after due and careful consideration.

173.	The Company shall, in its listing documents and its interim and annual reports:

(a)	identify the holders of Class A Ordinary Shares;

(b)	disclose the impact of a potential conversion of Class A Ordinary Shares into Class B Ordinary Shares on its share capital; and

(c)	disclose all circumstances in which the weighted voting rights attached to the Class A Ordinary Shares will cease.

INDEMNITY

~~154.~~ 174.	Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s ~~auditors~~Auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his or her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

APPENDIX I	THE AMENDED ARTICLES

~~155.~~ 175.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

FINANCIAL YEAR

~~156.~~ 176.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each calendar year and shall begin on January 1st in each calendar year.

NON-RECOGNITION OF TRUSTS

~~157.~~ 177.	No Person shall be recognized by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

178.	Subject to the Companies Act, the Company may by Special Resolution resolve that the Company be wound up voluntarily.

APPENDIX I	THE AMENDED ARTICLES

~~158.~~ 179.	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different ~~classes~~Classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

~~159.~~ 180.	If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

AMENDMENT OF ARTICLES OF ASSOCIATION

~~160.~~ 181.	Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

~~161.~~ 182.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty (30) calendar days in any calendar year.

APPENDIX I	THE AMENDED ARTICLES

~~162.~~ 183.	In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety (90) calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

~~163.~~ 184.	If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

~~164.~~ 185.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

~~165.~~ 186.	The Directors, or any service providers (including the officers, the Secretary and the registered office provider of the Company) specifically authorized by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to any stock exchange on which securities of the Company may from time to time be listed any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

APPENDIX I	THE AMENDED ARTICLES

EXCLUSIVE FORUM

~~166.~~ 187.	For the avoidance of doubt and without limiting the jurisdiction of the courts of the Cayman ~~Courts~~Islands and the courts of Hong Kong to hear, settle and/or determine disputes related to the Company, the courts of the Cayman Islands and the courts of Hong Kong shall, to the exclusion of other jurisdictions, be the ~~sole and exclusive~~ forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Director, officer, or other employee of the Company to the Company or the Members, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of Shares, security, or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).

~~167.~~ 188.	Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company. Any person or entity purchasing or otherwise acquiring any Share or other securities in the Company, or purchasing or otherwise acquiring ADSs issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this Article. Without prejudice to the foregoing, if the provision in this Article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of these Articles shall not be affected and this Article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to the intention of the Company.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the EGM in relation to the granting of the Repurchase Mandate.

1.     REASONS FOR REPURCHASE OF SHARES

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors have no present intention to cause the Company to repurchase any Shares and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2.     SHARE CAPITAL

As of the Latest Practicable Date, the issued share capital of the Company comprised 157,142,211 Shares, out of which 26,998,861 were Class A Ordinary Shares and 130,143,350 were Class B Ordinary Shares. Subject to the passing of the ordinary resolution set out in item 4 of the notice of the EGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged as of the date of the EGM, i.e. being 157,142,211 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 15,714,221 Shares, representing 10% of the total number of issued Shares (excluding any treasury shares) in issue as of the date of the EGM.

3.     FUNDING OF REPURCHASES

Repurchases of Shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the articles of association of the Company in effect from time to time, the Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.     IMPACT OF REPURCHASES AND INTERIM MEASURES

Based on the current level of trading price of the Company’s Shares and ADSs, the Directors believe that there may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited and unaudited accounts contained in the Prospectus of the Company for the year ended December 31, 2024 and for the six months ended June 30, 2025, respectively) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

Following a repurchase of Class B Ordinary Shares or Class B Ordinary Shares underlying ADSs, the Company may cancel any repurchased Shares and/or hold them as treasury shares subject to, among others, market conditions and its capital management needs at the relevant time of the repurchases, which may change due to evolving circumstances. Shareholders and potential investors of the Company should pay attention to any announcement to be published by the Company in the future, including but without limitation, any next day disclosure return (which shall identify, amongst others, the number of repurchased Shares that are to be held in treasury or cancelled upon settlement of such repurchase, and where applicable, disclose the reasons for any deviation from the intention statement previous disclosed) and any relevant monthly return.

For any treasury shares deposited with CCASS pending resale on the Stock Exchange, the Company shall, upon approval by the Board, implement the below interim measures (collectively, the “Interim Measures”) which include (without limitation):

(i)	procuring its broker not to give instructions to HKSCC to vote at general meetings for the treasury shares deposited with CCASS;

(ii)	in the case of dividends or distributions (if any and where applicable), the Company shall withdraw the treasury shares from CCASS, and either re-register them in its own name as treasury shares or cancel them, in each case before the relevant record date for the dividend or distributions; or

(iii)	take any other measures to ensure that the Company will not exercise any Shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in its own name as treasury shares.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

5.     TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares and/or ADSs pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As of the Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiaries were Dr. Yifan Li, Dr. Kai Sun and Mr. Shaoqing Xiang who through their intermediaries control in aggregate 26,998,861 Class A Ordinary Shares and 165,031 Class B Ordinary Shares, representing approximately 67.7% of the voting rights in the Company (without taking into account the 954,017 Class B Ordinary Shares (as of the Latest Practicable Date) issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2021 Plan). Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiaries must reduce their weighted voting rights in the Company proportionately through conversion of a proportion of their shareholdings into Class B Ordinary Shares, if the reduction in the number of Shares in issue (after deducting any treasury shares) would otherwise result in an increase in the proportion of Class A Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of the WVR Beneficiaries to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares and/or ADSs to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares and/or ADSs.

In addition, the Directors do not propose to repurchase Shares which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

6.     GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The Directors will exercise the power of the Company to make repurchases of Shares pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands. In addition, the Company has confirmed that neither the Explanatory Statement nor the proposed share repurchase has any unusual features.

7.     MARKET PRICES OF SHARES

As the Company has been listed on the Stock Exchange for less than 12 months, the highest and lowest prices per Share at which the Class B Ordinary Shares have been traded on the Stock Exchange since the Listing up to and including the Latest Practicable Date were as follows:

	Price per share
	Highest	Lowest
	HK$	HK$
September 2025 (since the date of Listing)	244.0	217.6
October 2025	227.6	166.8
November 2025	188.8	116.3
December 2025	183.1	146.4
January 2026 (up to Latest Practicable Date)	225.2	180.6

8.     REPURCHASES OF SHARES MADE BY THE COMPANY

The Company has been listed on the Stock Exchange for less than 6 months. During the period starting on the date of the Listing and up to the Latest Practicable Date, the Company has not repurchased any Class B Ordinary Shares on the Stock Exchange.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Hesai Group

禾 賽 科 技 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

NOTICE OF THE EXTRAORDINARY GENERAL MEETING

to be held on March 3, 2026

(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of Hesai Group (the “Company”) dated January 26, 2026. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of the Company will be held at No. 28, Ciyun Road, Yancheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, People’s Republic of China on March 3, 2026 at 3:00 p.m., Beijing time (or shortly after the conclusion or adjournment of the Class A Meeting and the Class B Meeting, both of which will be convened on the same day and place), for the purposes of considering and, if thought fit, passing with or without amendments, the following resolutions of the Company (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated on January 26, 2026) (the “Proposed Resolutions”):

SPECIAL RESOLUTIONS

To consider and, if thought fit, pass the following resolutions as special resolutions:

1.	“THAT:

subject to the passing of the Class-based Resolution at the Class A Meeting and Class B Meeting, the Memorandum and the Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Articles in the form as set out in Part A of Appendix I to the Circular, by incorporating the Class-based Resolution and the Non-class-based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and the Articles; and

- EGM-1 -

2.	“THAT:

if the Class-based Resolution is not passed at either the Class A Meeting or the Class B Meeting, the Memorandum and the Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Articles in the form as set out in Part B of Appendix I to the Circular, by incorporating the Non-class-based Resolution and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and the Articles;

ORDINARY RESOLUTIONS

3.	To consider and, if thought fit, pass with or without modification(s) the following resolution as an ordinary resolution:

“THAT 50,000,000 authorized, unissued and un-designated shares be re-designated as Class B Ordinary Shares on a one-for-one basis, such that the authorized share capital of the Company will be changed from US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each, comprising (i) 50,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 900,000,000 Class B Ordinary Shares of a par value of US$0.0001 each, and (iii) 50,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the Board may determine in accordance with the Articles into US$100,000 divided into 1,000,000,000 Shares of a par value of US$0.0001 each, comprising (a) 50,000,000 Class A Ordinary Shares of a par value of US$0.0001 each and (b) 950,000,000 Class B Ordinary Shares of a par value of US$0.0001 each.”

4.	To consider and, if thought fit, pass with or without modification(s) the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with Class B Ordinary Shares (including any sale and transfer of Class B Ordinary Shares out of treasury that are held as treasury shares) (which shall have the meaning ascribed to it under the Rules Governing the Listing of Securities on The Stock Exchange of the Hong Kong Limited) or securities convertible into Class B Ordinary Shares, or options, warrants or similar rights to subscribe for Class B Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class B Ordinary Shares or securities convertible into Class B Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class B Ordinary Shares) that would or might require the exercise of such powers;

- EGM-2 -

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class B Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued, and treasury shares sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class B Ordinary Shares or rights to acquire Class B Ordinary Shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2021 Plan of the Company;

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares (including the sale and/or transfer of any Class B Ordinary Shares out of treasury and held as treasury shares) in lieu of the whole or part of a dividend on Shares of the Company in accordance with the articles of association of the Company; and

(v)	a specific authority granted by the Shareholders of the Company in general meeting,

shall not exceed 20% of the total number of issued Shares (excluding any treasury shares) of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly.”

- EGM-3 -

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association of the Company or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the directors to holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company);

5.	To consider and, if thought fit, pass with or without modification(s) the following resolution as an ordinary resolution:

“THAT:

(a)	a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares (including Class B Ordinary Shares underlying ADSs) and/or ADSs on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, provided that the total number of Shares of the Company which may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares (excluding any treasury shares) of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

- EGM-4 -

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting”; and

6.	“THAT conditional upon the passing of resolutions set out in items 4 and 5 of this notice, the general mandate referred to in the resolution set out in item 4 of this notice be and is hereby extended by the addition to the aggregate number of (i) Shares and/or ADSs that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued and (ii) any Class B Ordinary Shares out of the treasury that are held as treasury shares that may be sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred by the Directors pursuant to such general mandate of the number of shares repurchased by the Company pursuant to the mandate referred to in the resolution set out in item 5 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares (excluding any treasury shares) of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution).”

The passing of the above resolutions requires approval by the holders of the Class A and Class B Ordinary Shares in the following manner:

1.	Class-based Resolution: approval by a simple majority of the votes cast by the members of the shares of that class who are present and voting in person or by proxy at the Class A Meeting or Class B Meeting and by not less than two-thirds of the votes cast by the members of the Company present and voting in person or by proxy at the EGM;

2.	Non-class-based Resolution: approval by not less than two-thirds of the votes cast by the members of the Company present and voting in person or by proxy at the EGM;

3.	resolution 3 above for re-designation of authorized share capital of the Company: approval by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the EGM,

4.	resolution 4 above for granting of general mandate to issue shares: approval by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the EGM;

- EGM-5 -

5.	resolution 5 above for granting of general mandate to repurchase shares: approval by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the EGM; and

6.	resolution 6 above for extension of general mandate to issue shares: approval by a simple majority of the votes cast by the members of the Company present and voting in person or by proxy at the EGM.

The quorum of the EGM shall be one or more members holding in aggregate at least one-third of all votes attaching to all issued shares of the Company, present in person or by proxy and entitled to vote at the EGM.

Upon the passing of the Class-based Resolution at each of the Class A Meeting and the Class B Meeting and the passing of the Class-based Resolution and the Non-class-based Resolution at the EGM, the existing Memorandum and the Articles shall be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Articles in the form as set out in Part A of Appendix I to the Circular, which is marked to show the proposed changes that would be made.

SHARES RECORD DATE AND ADS RECORD DATE

The board of directors of the Company has fixed the close of business on February 2, 2026, Hong Kong time, as the record date (the “Shares Record Date”) of Class A Ordinary Shares and Class B Ordinary Shares. Holders of record of the Company’s Shares (as of the Shares Record Date) are entitled to attend and vote at the EGM and any adjourned meeting thereof.

Holders of record of ADSs as of the close of business on February 2, 2026, New York time (the “ADS Record Date,” together with the Shares Record Date, the “Record Dates”), who wish to exercise their voting rights for the underlying Class B Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

In order to be eligible to vote and attend the EGM, with respect to the Shares registered on the Company’s register of members in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar in Hong Kong, Tricor Investor Services Limited must receive the proxy form by no later than 48 hours before the time appointed for each of the Class Meetings and the EGM, on March 1, 2026 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong; and with respect to the Shares registered on the Company’s principal register of members in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Maples Fund Services (Cayman) Limited, at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 6:00 p.m., Cayman Islands time, on Sunday, February 1, 2026 (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the Shares on the Shares Record Date will be entitled to vote and attend the EGM.

- EGM-6 -

For the avoidance of doubt, holders of treasury shares of the Company (if any) have no voting rights at the general meeting(s) of the Company.

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Class B Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at https://investor.hesaitech.com/.

Holders of record of the Company’s Shares on the Company’s register of members as of the Shares Record Date are cordially invited to attend the EGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to us (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 48 hours before the time appointed for each of the Class Meetings and the EGM, on March 1, 2026 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Class Meetings and the EGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on February 19, 2026 to enable the votes attaching to the Class B Ordinary Shares represented by your ADSs to be cast at the Class B Meeting and the EGM.

By Order of the Board of Directors,
Hesai Group
Dr. Yifan Li
Chairman of the Board, Executive
Director and Chief Executive Officer

Head Office:	Registered Office:
10th Floor, Building A	PO Box 309, Ugland House
No. 658 Zhaohua Road	Grand Cayman KY1-1104
Changning District, Shanghai 200050	Cayman Islands
People’s Republic of China

January 26, 2026

As of the date of this notice, the Board comprises: (i) Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang as the executive Directors; and (ii) Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang as the independent non-executive Directors.

*      For identification purpose only

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Hesai Group

禾 賽 科 技 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

NOTICE OF CLASS A MEETING

to be held on March 3, 2026

(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of Hesai Group (the “Company”) dated January 26, 2026. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that a class meeting of holders of Class A Ordinary Shares (the “Class A Meeting”) of the Company will be held at No. 28, Ciyun Road, Yancheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, People’s Republic of China on March 3, 2026 at 1:30 p.m., for the purposes of considering and, if thought fit, passing the following resolution:

1.	as an ordinary resolution, to consider and approve the Class-Based Resolution to amend and restate the Memorandum and the Articles.

The passing of the above resolution requires approval by a simple majority of the votes cast by the members of Class A Ordinary Shares who are present and voting in person or by proxy at the Class A Meeting. The quorum of the Class A Meeting shall be one or more members or representing by proxy holding at least one-third in nominal or par value amount of the issued Class A Ordinary Shares of the Company.

SHARES RECORD DATE

The board of directors of the Company has fixed the close of business on February 2, 2026, Hong Kong time, as the record date (the “Shares Record Date”) of Class A ordinary shares with a par value of US$0.0001 each (the “Class A Ordinary Shares”). Holders of record of the Class A Ordinary Shares (as of the Shares Record Date) are entitled to attend and vote at the Class A Ordinary Shares and any adjourned meeting thereof. In order to be eligible to vote and attend the EGM, persons who hold the Class A Ordinary Shares directly on our Cayman Islands register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with our principal share registrar in Cayman Islands, Maples Fund Services (Cayman) Limited, at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, before 6:00 p.m., Cayman Islands time, on Sunday, February 1, 2026 (due to the time difference between Cayman Islands and Hong Kong).

PROXY FORMS

A holder of Class A Ordinary Shares as of the Shares Record Date may appoint a proxy to exercise his or her rights at the Class A Meeting. Please refer to the proxy form (for holders of Class A Ordinary Shares), which is available on our website at https://investor.hesaitech.com/.

Holders of record of the Class A Ordinary Shares on the Company’s Register of Members as of the Shares Record Date are cordially invited to attend the Class A Meeting in person. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of Class A Ordinary Shares) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 1:30 p.m., Hong Kong time, on March 1, 2026 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Class A Meeting.

By Order of the Board of Directors,
Hesai Group
Dr. Yifan Li
Chairman of the Board, Executive
Director and Chief Executive Officer

Head Office:	Registered Office:
10th Floor, Building A	PO Box 309, Ugland House
No. 658 Zhaohua Road	Grand Cayman KY1-1104
Changning District, Shanghai 200050	Cayman Islands
People’s Republic of China

January 26, 2026

As of the date of this notice, the Board comprises: (i) Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang as the executive Directors; and (ii) Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang as the independent non-executive Directors.

*      For identification purpose only

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Hesai Group

禾 賽 科 技 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

NOTICE OF CLASS B MEETING

to be held on March 3, 2026

(or any adjourned or postponed meeting thereof)

We refer to the circular (the “Circular”) of Hesai Group (the “Company”) dated January 26, 2026. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular.

NOTICE IS HEREBY GIVEN that a class meeting of holders of Class B Ordinary Shares (the “Class B Meeting”) of the Company will be held at No. 28, Ciyun Road, Yancheng Lake Peninsula, Weiting Town, Suzhou Industrial Park, Jiangsu Province, People’s Republic of China on March 3, 2026 at 2:00 p.m., Beijing time (or shortly after the conclusion or adjournment of the Class A Meeting, which be convened on the same day and place), for the purposes of considering and, if thought fit, passing the following resolution:

1.	as an ordinary resolution, to consider and approve the Class-Based Resolution to amend and restate the Memorandum and the Articles.

The passing of the above resolution requires approval by a simple majority of the votes cast by the members of Class B Ordinary Shares who are present and voting in person or by proxy at the Class B Meeting. The quorum of the Class B Meeting shall be one or more members holding or representing by proxy at least one-third in nominal or par value amount of the issued Class B Ordinary Shares.

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on February 2, 2026, Hong Kong time, as the record date (the “Shares Record Date”) of Class B Ordinary Shares. Holders of record of the Class B Ordinary Shares (as of the Shares Record Date) are entitled to attend and vote at the Class B Ordinary Shares and any adjourned meeting thereof.

Holders of the ADSs as of the close of business on February 2, 2026, New York time (the “ADS Record Date”, together with the Shares Record Date, the “Record Dates”), who wish to exercise their voting rights for the underlying Class B Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

In order to be eligible to vote and attend the Class B Meeting, with respect to Class B Ordinary Shares registered on the Company’s register of members in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar in Hong Kong, Tricor Investor Services Limited must receive the proxy form by no later than 4:30 p.m., Hong Kong time, on February 2, 2026 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong; and with respect to Class B Ordinary Shares registered on the Company’s principal register of members in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar, Maples Fund Services (Cayman) Limited, at PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 6:00 p.m., Cayman Islands time, on Sunday, February 1, 2026 (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the Class B Ordinary Shares on the Shares Record Date will be entitled to vote and attend the Class B Meeting.

PROXY FORMS AND ADS VOTING CARDS

A holder of Class B Ordinary Shares as of the Shares Record Date may appoint a proxy to exercise his or her rights at the Class B Meeting. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Class B Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Class B Ordinary Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at https://investor.hesaitech.com/.

Holders of record of the Class B Ordinary Shares on the Company’s Register of Members as of the Shares Record Date are cordially invited to attend the Class B Meeting in person. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of Class B Ordinary Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 2:00 p.m., Hong Kong time, on March 1, 2026 at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong to ensure your representation at the Class B Meeting; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on February 19, 2026 to enable the votes attaching to the Class B Ordinary Shares represented by your ADSs to be cast at the Class B Meeting.

By Order of the Board of Directors,
Hesai Group
Dr. Yifan Li
Chairman of the Board, Executive
Director and Chief Executive Officer

Head Office:	Registered Office:
10th Floor, Building A	PO Box 309, Ugland House
No. 658 Zhaohua Road	Grand Cayman KY1-1104
Changning District, Shanghai 200050	Cayman Islands
People’s Republic of China

January 26, 2026

As of the date of this notice, the Board comprises: (i) Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang as the executive Directors; and (ii) Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang as the independent non-executive Directors.

*      For identification purpose only